Exhibit 99.1

JBS S.A.

Condensed interim financial statements and the report on review of the interim financial information

As of September 30, 2025 and 2024
In thousands of Brazilian Reais - R$

i

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	3,942,049	4,525,210	18,664,192	34,761,540
Margin cash	3	130,130	177,636	2,945,687	845,581
Trade accounts receivable	4	4,511,638	5,525,252	20,465,120	23,131,584
Inventories	5	5,938,716	4,468,478	34,936,099	31,060,507
Biological assets	6	—	—	9,684,188	9,958,599
Recoverable taxes	7	1,307,120	1,847,885	3,563,823	3,949,002
Derivative assets	26	108	25,641	1,397,230	523,049
Other current assets		172,498	157,081	2,070,918	1,788,594
TOTAL CURRENT ASSETS		16,002,259	16,727,183	93,727,257	106,018,456

NON-CURRENT ASSETS
Long-term investments	3	—	—	243,756	—
Recoverable taxes	7	7,909,007	6,278,786	10,180,120	8,746,343
Biological assets	6	—	—	3,202,805	3,209,059
Related party receivables	8	384,255	494,269	—	479,006
Deferred income taxes	9	—	—	2,720,364	4,032,292
Other non-current assets		1,230,282	278,961	2,971,279	1,664,118
		9,523,544	7,052,016	19,318,324	18,130,818

Investments in equity-accounted investees, associates and joint venture	10	32,990,441	34,774,762	1,204,869	237,238
Property, plant and equipment	11	14,847,327	13,733,213	70,545,198	72,950,746
Right of use assets	12.1	250,230	194,295	8,748,050	9,888,317
Intangible assets	13	199,673	226,023	9,833,625	11,165,949
Goodwill	14	9,085,970	9,085,970	31,370,123	33,544,518

TOTAL NON-CURRENT ASSETS		66,897,185	65,066,279	141,020,189	145,917,586

TOTAL ASSETS		82,899,444	81,793,462	234,747,446	251,936,042

The accompanying notes are an integral part of these condensed interim financial statements.

1

Statements of financial position

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	15	5,361,319	5,995,099	28,972,240	33,844,098
Supply chain finance	15	2,703,230	1,994,034	6,069,491	4,512,390
Loans and financing	16	284,530	113,677	5,315,452	12,906,149
Income taxes	17	—	—	1,290,471	1,442,971
Other taxes payable	17	145,340	187,836	657,814	704,277
Payroll and social charges	18	1,566,017	1,484,449	7,921,701	8,890,600
Lease liabilities	12.2	80,917	79,643	1,895,328	2,078,637
Dividends payable		248	2,218,300	879	2,220,687
Provisions for legal proceedings	19	—	—	536,859	1,738,822
Derivative liabilities	26	82,627	327,673	2,419,890	1,027,793
Other current liabilities		1,906,076	1,254,589	3,601,366	2,817,627
TOTAL CURRENT LIABILITIES		12,130,304	13,655,300	58,681,491	72,184,051

NON-CURRENT LIABILITIES
Loans and financing	16	6,774,352	6,509,313	105,144,658	106,771,172
Income and other taxes payable	17	94,601	177,014	2,212,310	2,518,130
Payroll and social charges	18	1,166,429	1,814,171	1,468,418	2,184,137
Lease liabilities	12.2	183,875	144,826	7,665,913	8,658,990
Deferred income taxes	9	2,552,516	2,520,549	5,707,473	6,782,370
Provisions for legal proceedings	19	462,827	476,817	1,195,211	1,341,615
Related party payables	8	12,787,196	10,834,039	1,168,441	—
Derivative liabilities	26	619,338	618,479	620,586	619,766
Other non-current liabilities		59,934	262,087	603,468	505,385
TOTAL NON-CURRENT LIABILITIES		24,701,068	23,357,295	125,786,478	129,381,565

EQUITY	20
Share capital - common shares		23,576,206	23,576,206	23,576,206	23,576,206
Capital reserve		(655,793)	(747,381)	(655,793)	(747,381)
Other reserves		20,036	24,842	20,036	24,842
Profit reserves		11,253,223	18,347,227	11,253,223	18,347,227
Accumulated other comprehensive income		4,713,918	3,579,973	4,713,918	3,579,973
Retained earnings		7,160,482	—	7,160,482	—
Attributable to company shareholders		46,068,072	44,780,867	46,068,072	44,780,867
Attributable to non-controlling interest		—	—	4,211,405	5,589,559
TOTAL EQUITY		46,068,072	44,780,867	50,279,477	50,370,426
TOTAL LIABILITIES AND EQUITY		82,899,444	81,793,462	234,747,446	251,936,042

The accompanying notes are an integral part of these condensed interim financial statements.

2

Statements of income for the nine-month period ended September 30, 2025 and 2024

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2025	2024	2025	2024

NET REVENUE	21	57,366,632	44,478,033	356,200,530	300,251,258
Cost of sales	25	(48,638,456)	(35,867,825)	(308,618,804)	(254,870,108)
GROSS PROFIT		8,728,176	8,610,208	47,581,726	45,381,150

Selling expenses	25	(4,093,600)	(3,769,441)	(20,622,670)	(18,875,402)
General and administrative expenses	25	(2,088,625)	(2,266,278)	(9,001,249)	(8,128,007)
Other incomes	25.1	36,782	1,825	436,981	316,284
Other expenses	25.1	(13,484)	(17,305)	(323,298)	(577,020)
NET OPERATING EXPENSES		(6,158,927)	(6,051,199)	(29,510,236)	(27,264,145)

OPERATING PROFIT		2,569,249	2,559,009	18,071,490	18,117,005

Finance income	22	1,250,069	1,040,489	2,868,325	2,706,280
Finance expense	22	(2,828,646)	(3,992,877)	(8,313,017)	(9,564,228)
NET FINANCE EXPENSE		(1,578,577)	(2,952,388)	(5,444,692)	(6,857,948)

Share of profit of equity-accounted investees, net of tax	10	7,839,564	6,837,568	84,657	1,798

PROFIT BEFORE TAXES		8,830,236	6,444,189	12,711,455	11,260,855

Current income taxes	9	321,896	375,007	(3,265,450)	(2,128,380)
Deferred income taxes	9	(31,967)	384,555	721,880	(1,106,627)
TOTAL INCOME TAXES		289,929	759,562	(2,543,570)	(3,235,007)
NET INCOME		9,120,165	7,203,751	10,167,885	8,025,848

ATTRIBUTABLE TO:
Company shareholders		9,120,165	7,203,751	9,120,165	7,203,751
Non-controlling interest		—	—	1,047,720	822,097
		9,120,165	7,203,751	10,167,885	8,025,848

Basic and diluted earnings per share - common shares (R$)	23	4.11	3.25	4.11	3.25

The accompanying notes are an integral part of these condensed interim financial statements.

3

Statements of income for the three-month period ended September 30, 2025 and 2024

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2025	2024	2025	2024

NET REVENUE	21	21,144,740	16,867,098	123,099,514	110,497,857
Cost of sales	25	(17,806,426)	(13,048,581)	(106,906,786)	(92,309,545)
GROSS PROFIT		3,338,314	3,818,517	16,192,728	18,188,312

Selling expenses	25	(1,457,047)	(1,399,549)	(6,842,302)	(6,751,851)
General and administrative expenses	25	(617,445)	(661,249)	(2,794,931)	(2,703,855)
Other incomes		30,946	21	159,186	121,272
Other expenses		(2,204)	(6,279)	(70,133)	(234,582)
NET OPERATING EXPENSES		(2,045,750)	(2,067,056)	(9,548,180)	(9,569,016)

OPERATING PROFIT		1,292,564	1,751,461	6,644,548	8,619,296

Finance income	22	402,637	303,722	1,097,569	851,079
Finance expense	22	(1,172,076)	(1,116,343)	(3,328,518)	(2,853,474)
NET FINANCE EXPENSE		(769,439)	(812,621)	(2,230,949)	(2,002,395)

Share of profit of equity-accounted investees, net of tax		2,262,600	2,740,074	24,354	21,611

PROFIT BEFORE TAXES		2,785,725	3,678,914	4,437,953	6,638,512

Current income taxes	9	262,510	181,819	(1,012,942)	(789,565)
Deferred income taxes	9	112,501	(18,195)	80,213	(1,653,270)
TOTAL INCOME TAXES		375,011	163,624	(932,729)	(2,442,835)
NET INCOME		3,160,736	3,842,538	3,505,224	4,195,677

ATTRIBUTABLE TO:
Company shareholders		3,160,736	3,842,538	3,160,736	3,842,538
Non-controlling interest		—	—	344,488	353,139
		3,160,736	3,842,538	3,505,224	4,195,677

Basic and diluted earnings per share - common shares (R$)	23	1.42	1.73	1.42	1.73

The accompanying notes are an integral part of these condensed interim financial statements.

4

Statements of comprehensive income for the nine-month period ended September 30, 2025 and 2024

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2025	2024	2025	2024

Net income		9,120,165	7,203,751	10,167,885	8,025,848

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on foreign currency translation adjustments		(6,527)	1,526,342	(440,409)	1,998,102
Gain (loss) on net investment in foreign operations		1,175,560	(1,028,507)	1,175,560	(1,028,507)
Gain (losses) on cash flow hedge	26 c2.1	(29,989)	7,830	(31,654)	7,830
Deferred income tax on cash flow hedge	26 c2.1	113	(2,662)	113	(2,662)
Other fair value adjustments through other comprehensive income		104	16,273	104	16,273
Items that will not be subsequently reclassified to statement of income:
Gain associated with pension and other postretirement benefit obligations		(8,376)	34,816	(10,420)	40,672
Income tax on gain associated with pension and other postretirement benefit obligations		3,060	(7,710)	3,722	(7,710)
Total other comprehensive income		1,133,945	546,382	697,016	1,023,998

Comprehensive income		10,254,110	7,750,133	10,864,901	9,049,846

Total comprehensive income attributable to:
Company shareholders		10,254,110	7,750,133	10,254,110	7,750,133
Non-controlling interest		—	—	610,791	1,299,713
		10,254,110	7,750,133	10,864,901	9,049,846

The accompanying notes are an integral part of these condensed interim financial statements.

5

Statement of comprehensive income for the three-month period ended September 30, 2025 and 2024

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Note	2025	2024	2025	2024

Net income		3,160,736	3,842,538	3,505,224	4,195,677

Other comprehensive income
Items that are or may be subsequently reclassified to profit or loss:
Gain (loss) on foreign currency translation adjustments		(797,690)	883,613	(959,750)	903,817
Gain on net investment in foreign operations		129,792	191,413	129,792	191,413
Gain (loss) on cash flow hedge	26 c2.1	(29,291)	5,845	(30,956)	5,845
Deferred income tax on cash flow hedge	26 c2.1	(120)	(1,987)	(120)	(1,987)
Other fair value adjustments through other comprehensive income		69	2,874	69	2,874
Items that will not be subsequently reclassified to statement of income:
Loss associated with pension and other postretirement benefit obligations		(11,150)	(10,391)	(13,618)	(12,382)
Income tax on loss associated with pension and other postretirement benefit obligations		2,734	1,442	3,328	3,432
Total other comprehensive income		(705,656)	1,072,809	(871,255)	1,093,012

Comprehensive income		2,455,080	4,915,347	2,633,969	5,288,689

Total comprehensive income attributable to:
Company shareholders		2,455,080	4,915,347	2,455,080	4,915,347
Non-controlling interest		—	—	178,889	373,342
		2,455,080	4,915,347	2,633,969	5,288,689

The accompanying notes are an integral part of these condensed interim financial statements.

6

Statements of changes in equity for the nine-month period ended September 30, 2025 and 2024

In thousands of Brazilian Reais - R$

		Capital reserves				Profit reserves			Other comprehensive income
	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Legal	Investments statutory	Tax incentive	VAE	FCTA	Retained (loss) earnings	Total	Non-controlling interest	Total equity
BALANCE ON DECEMBER 31, 2023	23,576,206	211,879	(1,015,880)	30,464	30,513	2,801,185	8,477,409	4,101,359	168,866	4,969,138	—	43,351,139	3,647,167	46,998,306
Net income	—	—	—	—	—	—	—	—	—	—	7,203,751	7,203,751	822,097	8,025,848
Gain (loss) on foreign currency translation adjustments (FCTA)	—	—	—	—	—	—	—	—	—	1,526,342		1,526,342	471,760	1,998,102
Gain on net investment in foreign operations	—	—	—	—	—	—	—	—	—	(1,028,507)	—	(1,028,507)	—	(1,028,507)
Gain on cash flow hedge, net of tax	—	—	—	—	—	—	—	—	5,168	—	—	5,168	—	5,168
Gain associated with pension and other postretirement benefit obligations, net of tax	—	—	—	—	—	—	—	—	27,106	—	—	27,106	5,856	32,962
Other fair value adjustments through other comprehensive income	—	—	—	—	—	—	—	—	16,273	—	—	16,273	—	16,273
Total comprehensive income	—	—	—	—	—	—	—	—	48,547	497,835	7,203,751	7,750,133	1,299,713	9,049,846
Share-based compensation	—	—	43,485	—	—	—	—	—	—	—	—	43,485	8,784	52,269
Realization of other reserves	—	—	—	—	(4,291)	—	—	—	—	—	4,291	—	—	—
Distribution of interim dividends	—	—	—	—	—	—	—	—	—	—	(4,436,233)	(4,436,233)	—	(4,436,233)
Dividends to non-controlling	—	—	—	—	—	—	—	—	—	—	—	—	(16,017)	(16,017)
Others	—	—	—	—	—	—	—	—	—	—	—	—	1,971	1,971
SEPTEMBER 30, 2024	23,576,206	211,879	(972,395)	30,464	26,222	2,801,185	8,477,409	4,101,359	217,413	5,466,973	2,771,809	46,708,524	4,941,618	51,650,142
DECEMBER 31, 2024	23,576,206	211,879	(989,724)	30,464	24,842	3,281,981	7,094,066	7,971,180	265,507	3,314,466	—	44,780,867	5,589,559	50,370,426
Net income	—	—	—	—	—	—	—	—	—	—	9,120,165	9,120,165	1,047,720	10,167,885
Foreign currency translation adjustments (3)	—	—	—	—	—	—	—	—	—	(6,527)	—	(6,527)	(433,882)	(440,409)
Gain on net investment in foreign operations (2)	—	—	—	—	—	—	—	—	—	1,175,560	—	1,175,560	—	1,175,560
Losses on cash flow hedge, net of tax (5)	—	—	—	—	—	—	—	—	(29,876)	—	—	(29,876)	(1,665)	(31,541)
Gain associated with pension and other postretirement benefit obligations, net of tax	—	—	—	—	—	—	—	—	(5,316)	—	—	(5,316)	(1,382)	(6,698)
Other fair value adjustments through other comprehensive income (4)	—	—	—	—	—	—	—	—	104	—	—	104	—	104
Total comprehensive income	—	—	—	—	—	—	—	—	(35,088)	1,169,033	9,120,165	10,254,110	610,791	10,864,901
Share-based compensation	—	—	91,349	—	—	—	—	—	—	—	—	91,349	19,126	110,475
Realization of other reserves	—	—	—	—	(4,806)	—	—	—	—	—	4,806	—	—	—
Distribution of intermediate dividends	—	—	—	—	—	—	(7,094,004)	—	—	—	—	(7,094,004)	—	(7,094,004)
Distribution of interim dividends	—	—	—	—	—	—	—	—	—	—	(1,964,489)	(1,964,489)	—	(1,964,489)
Dividend to non-controlling	—	—	—	—	—	—	—	—	—	—	—	—	(2,008,142)	(2,008,142)
Purchase of non-controlling interests - PPC Subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	(6,882)	(6,882)
Others	—	—	239	—	—	—	—	—	—	—	—	239	6,953	7,192
SEPTEMBER 30, 2025	23,576,206	211,879	(898,136)	30,464	20,036	3,281,981	62	7,971,180	230,419	4,483,499	7,160,482	46,068,072	4,211,405	50,279,477

(1)	Refers to reflective equity variations primarily arising from stock-based compensation of subsidiaries.
(2)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments
(3)	Foreign Currency Translation Adjustments (FCTA) and exchange variation in subsidiaries
(4)	Mainly related to derivative financial instruments
(5)	Refers to hedge accounting, mainly in the indirect subsidiary Seara Alimentos, as per Note 27 c2.1.

The accompanying notes are an integral part of these condensed interim financial statements.

7

Statements of cash flows for the nine-month period ended September 30, 2025 and 2024

In thousands of Brazilian Reais - R$

		Company		Consolidated
	Notes	2025	2024	2025	2024
Cash flows from operating activities
Net income		9,120,165	7,203,751	10,167,885	8,025,848
Adjustments for:
Depreciation and amortization	6, 11, 12 and 13	709,629	721,994	9,514,619	8,557,129
Expected credit losses	4	105,414	35,426	129,756	47,326
Share of profit of equity-accounted investees	10	(7,839,564)	(6,837,568)	(84,657)	(1,798)
Result on the sale of fixed assets		(4,419)	(28,014)	(87,059)	(22,593)
Income tax and social contribution	9	(289,929)	(759,562)	2,543,570	3,235,007
Net financial result	22	1,578,577	2,952,388	5,444,692	6,857,948
Share-based compensation		—	—	110,475	52,269
Provisions		113,378	83,368	335,131	161,995
Estimated result of realizable value of inventories	5	(9,584)	(6,116)	117,540	55,707
DOJ and Antitrust agreements	24	—	—	826,337	421,449
Avian Influenza		—	—	72,709	—
Fair value (market to market) of biological assets	6	—	—	(382,569)	(269,941)
Asset impairment		51,367	—	78,247	143,287
		3,535,034	3,365,667	28,786,676	27,263,633
Changes in assets and liabilities:
Trade accounts receivable		495,228	(721,236)	(24,863)	246,069
Inventories		(1,460,654)	(680,768)	(6,878,120)	(3,031,027)
Recoverable taxes		257,118	200,891	263,479	83,331
Other current and non-current assets		1,819	113,345	(3,160,773)	(464,728)
Biological assets		—	—	(3,241,091)	(1,886,598)
Trade accounts payable and supply chain finance		(152,948)	(83,999)	(714,885)	(1,321,273)
Taxes paid in installments		(276,481)	(251,823)	(305,178)	(251,823)
Other current and non-current liabilities		232,261	681,527	847,573	667,425
Antitrust agreements payment		—	—	(1,929,100)	(313,984)
Income taxes paid		—	—	(3,715,106)	(1,010,646)
Changes in operating assets and liabilities		(903,657)	(742,063)	(18,858,064)	(7,283,254)

Cash provided by operating activities		2,631,377	2,623,604	9,928,612	19,980,379

Interest paid		(700,028)	(2,179,970)	(5,314,434)	(6,211,818)
Interest received		169,111	155,889	758,008	791,565

Net cash flows provided by operating activities		2,100,460	599,523	5,372,186	14,560,126

Cash flow from investing activities
Purchases of property, plant and equipment		(1,131,108)	(990,067)	(7,072,776)	(4,989,429)
Proceeds from sale of property, plant and equipment		66,245	58,689	321,773	135,852
Proceeds of intangible assets	13	(13,360)	(8,925)	(26,241)	(31,637)
Additional investments in equity-accounted investees		4,686,520	(2,882,452)	(1,052,021)	—
Acquisitions/ incorporations, net of cash acquired		—	—	—	(22,060)
Dividends received	10	35,007	45,079	35,007	45,079
Related party transactions		5,633,701	8,031,473	(246,947)	3,511
Long-term investments		—	—	(240,000)	—
Cash provided by (used in) investing activities		9,277,005	4,253,797	(8,281,205)	(4,858,684)

Cash flow from financing activities
Proceeds from loans and financings		216,180	2,847,396	52,880,004	11,039,202
Payments of loans and financings		(64,484)	(7,726,273)	(47,448,979)	(13,881,162)
Derivatives instruments received/settled		(472,717)	(422,705)	(512,290)	(908,596)
Margin cash withdraw/(applied in)		47,506	(61,034)	40,425	(10,511)
Dividends paid		(11,276,530)	—	(11,276,530)	—
Dividends paid to non-controlling interest		—	—	(2,000,036)	(16,017)
Payments of leasing contracts		(82,706)	(63,083)	(1,835,145)	(1,644,232)
Acquisition of non-controlling interest in PPC subsidiary		—	—	(7,051)	—
Cash used in financing activities		(11,632,751)	(5,425,699)	(10,159,602)	(5,421,316)

Effect of exchange rate changes on cash and cash equivalents		(327,875)	463,256	(3,028,727)	1,219,634
Net change in cash and cash equivalents		(583,161)	(109,123)	(16,097,348)	5,499,760
Cash and cash equivalents beginning of period		4,525,210	4,458,670	34,761,540	22,122,405
Cash and cash equivalents at the end of period		3,942,049	4,349,547	18,664,192	27,622,165

Non-cash transactions:
		Company		Consolidated
	Notes	2025	2024	2025	2024
Additions of contracts CPC 06 (R2)/IFRS 16	12	117,830	150,027	1,715,726	1,727,597
Capitalized interests CPC 20 (R1)	11	7,021	29,299	144,550	136,434
Capital reduction with debt settlement		(4,952,330)	(8,827,182)	—	—

The accompanying notes are an integral part of these condensed interim financial statements.

8

Statements of economic value added the nine-month period ended September 30, 2025 and 2024

In thousands of Brazilian Reais - R$

	Company		Consolidated
	2025	2024	2025	2024
Revenue
Sales of goods and services	58,195,968	45,325,526	360,024,460	303,393,969
Other income (expense)	(67,682)	(11,649)	98,490	46,228
Expected credit losses	(105,414)	(35,426)	(129,756)	(47,326)
	58,022,872	45,278,451	359,993,194	303,392,871
Goods
Cost of services and goods sold	(43,692,081)	(31,326,252)	(226,932,542)	(181,112,629)
Materials, energy, services from third parties and others	(7,250,220)	(6,425,505)	(58,541,766)	(52,935,218)
	(50,942,301)	(37,751,757)	(285,474,308)	(234,047,847)

Gross added value	7,080,571	7,526,694	74,518,886	69,345,024

Depreciation and Amortization	(709,629)	(721,994)	(9,514,619)	(8,557,129)

Net added value generated	6,370,942	6,804,700	65,004,267	60,787,895

Net added value by transfer
Share of profit of equity-accounted investees, net of tax	7,839,564	6,837,568	84,657	1,798
Financial income	1,250,069	1,040,489	2,868,326	2,706,280
Others	14,427	18,506	(5,815)	(241,948)
	9,104,060	7,896,563	2,947,168	2,466,130

NET ADDED VALUE TOTAL TO DISTRIBUTION	15,475,002	14,701,263	67,951,435	63,254,025

DISTRIBUTION OF ADDED VALUE
Labor
Salaries	3,694,688	3,424,325	35,627,907	32,037,541
Benefits	475,541	409,634	7,581,856	6,465,088
FGTS (Brazilian Labor Social Charge)	187,994	27,763	507,118	305,389
	4,358,223	3,861,722	43,716,881	38,808,018
Taxes and contribution
Federal	(1,464,281)	(1,471,327)	2,180,007	3,188,201
State	725,621	1,103,125	2,523,105	2,555,813
Municipal	29,897	27,241	40,761	28,268
	(708,763)	(340,961)	4,743,873	5,772,282
Capital Remuneration from third parties
Interests and exchange variation	2,523,978	3,758,709	7,503,879	9,210,359
Rents	35,590	31,716	944,287	808,866
Others	145,809	186,326	874,630	628,652
	2,705,377	3,976,751	9,322,796	10,647,877
Owned capital remuneration
Net income attributable to company shareholders	9,120,165	7,203,751	9,120,165	7,203,751
Non-controlling interest	—	—	1,047,720	822,097
	9,120,165	7,203,751	10,167,885	8,025,848
ADDED VALUE TOTAL DISTRIBUTED	15,475,002	14,701,263	67,951,435	63,254,025

The accompanying notes are an integral part of these condensed interim financial statements.

9

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

1	Background Information

JBS S.A. ("JBS" or the "Company"), is a corporation with its headquarters in the City of São Paulo, Brazil, and is controlled by J&F S.A. (formerly J&F Investimentos S.A.). Until June 6, 2025, the Company's shares were listed on the “Novo Mercado” segment of the São Paulo Stock Exchange (B3 - Bolsa de Valores, Mercadorias & Futuros) under the ticker symbol “JBSS3”, and its American Depositary Receipts (ADRs) publicly traded in the United States of America under the symbol “JBSAY”.

Following the implementation of the Dual Listing transaction, completed June 6, 2025, JBS S.A. became a wholly-owned subsidiary of JBS Participações S.A., which is controlled by JBS N.V., a company incorporated in accordance with the laws of the Netherlands. As a result, JBS S.A. merged its shares and ceased direct trading on B3.

JBS N.V. became the ultimate holding company of the JBS Group, having its Class A ordinary shares ("Class A Shares") listed on the New York Stock Exchange (NYSE) under the ticker symbol "JBS” as of June 12, 2025, and its Level II Brazilian Depositary Receipts (BDRs) listed on B3 under the ticker symbol "JBSS32" as of June 9, 2025.

The Company remains registered with the United States Securities and Exchange Commission ("SEC") on account of the trade of it Class A shares on the NYSE as well as the issuance of debt securities (bonds), and is subjected to the applicable regulatory requirements for foreign issuers (Foreign Private Issuer - FPI).

The approval of these individual and consolidated interim financial statements occurred at the Board of Directors' meeting on November 13, 2025.

The following condensed interim financial statements include, in addition to the individual operations of JBS in Brazil, the activities of its subsidiaries in Brazil and internationally.

1.1	Main operating events that occurred during the period:

1.1.1 Senior Notes (Bonds): On July 3, 2025, the indirect subsidiaries of JBS S.A., JBS USA Holding Lux S.à r.l., JBS USA Food Company, and JBS USA Foods Group Holdings, Inc., completed the issuance of senior notes in the total amount of US$3.5 billion (equivalent to R$18.6 billion on September 30, 2025), divided into three series: R$6.7 billion (equivalent to US$1.25 billion on September 30, 2025) maturing in 2036 and bearing interest at 5.50% per annum; R$6.7 billion (equivalent to US$1.25 billion on September 30, 2025) maturing in 2056 and bearing interest at 6.25% per annum; and R$5.3 billion (equivalent to US$1 billion on September 30, 2025) maturing in 2066 and bearing interest at 6.375% per annum. Interest payments will be made semi-annually, beginning between January and April 2026, according to each series. The net proceeds from the issuance were used primarily to repurchase and redeem notes maturing in 2027, 2028, and 2030, as well as to settle short-term debts, with any remaining balance allocated to general corporate purposes.

1.1.2 Investment in Granjeros Campo 9 S.A. (Granjeros Campo): On July 7, 2025, the indirect subsidiary Seara Alimentos Ltda. entered into an investment agreement for the acquisition of 90% of the capital of Granjeros Campo 9 S.A. Represented by the amount of R$33.5 million (equivalent to US$6.3 million on September 30, 2025). Granjeros Campo 9 S.A. (Granjeros Campo) is a meatpacking company focused on poultry production and slaughter in Paraguay.

1.1.3 Acquisition of Production Facility: On August 13, 2025, the Company, through its indirect subsidiary JBS USA, entered into an agreement to acquire a production facility in Ankeny, Iowa (USA), for R$531.9 million (equivalent to US$100 million on September 30, 2025), with the goal of expanding it to become the largest bacon and ready-to-eat sausage factory in the Company's portfolio in the United States. The completion of the transaction is subject to the fulfillment of the usual closing conditions, and the plant is expected to begin operations in mid-2026, after investments and expansion works.

1.1.4 Agribusiness Receivables Certificates (CRA): On September 29, 2025, the indirect subsidiary Seara Alimentos Ltda. filed with the Brazilian Securities and Exchange Commission (CVM) a registration request for a new offering of four series of Agribusiness Receivables Certificates (CRAs), guaranteed by JBS S.A., maturing in 2035, 2035, 2045, and 2065, totaling an aggregate principal amount of R$3 billion. The bookbuilding process was completed on October 31, 2025, and settlement took place on November 5, 2025. The net proceeds from the issuance will be used primarily to purchase raw materials, notably corn, in the normal course of the company's activities.

1.1.5 Dividend Distribution: During the third quarter of 2025, the Company made dividend payments to its parent company JBS N.V., totaling R$ 2.3 billion. The payments were made on August 14, 2025, August 20, 2025, August 27, 2025, and September 3, 2025, in the amounts of R$326.7 million, R$820.9 million, R$653.1 million, and R$490.4 million, respectively, corresponding to the distribution of interim and special dividends approved on the respective dates.

10

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

1.2	Seasonality

The demand for chicken is relatively stable throughout the year in the United States, Europe and Brazil, but there are seasonal variations in the sales volume of certain products at specific times of the year, such as: Christmas, New Year, and Easter. Demand in the United States beef industry is highest in the second and third quarters, due to favorable weather conditions for outdoor activities. In Australia, the beef industry faces a drop in slaughters in the fourth quarter, as the rainy season affects the availability and transport of cattle. In Brazil, beef sales do not fluctuate significantly during the year. The pork industry in The United States and Australia has peaks in demand in the first and fourth quarters, due to the supply of pork and the holidays, which stimulate the consumption of certain pork products, with no fluctuation in pork quantities in other locations.

1.3	Subsequent Events

1.3.1 Investment in Pico Paco Ltda.: On October 14, 2025, the indirect subsidiary Seara Alimentos Ltda. entered into an agreement to invest 100% of the capital of Pico Paco Ltda. to acquire 100% of the company's share capital, represented by the amount of R$ 6.7 million. Pico Paco Ltda. is a company in the meatpacking sector that focuses on poultry slaughter in Minas Gerais.

1.3.2 Dividend Distribution: In October 2025, the Company made dividend payments to its parent company, JBS N.V., totaling R$ 1.1 billion. The payments were made on October 15, 2025, October 21, 2025, and October 31, 2025, in the amounts of R$412.4 million, R$403.9 million, and R$269.2 million, respectively, corresponding to the distribution of interim dividends approved on the respective dates.

2	Basis of preparation and presentation of financial statements

The financial statements were prepared in accordance with the standard CPC 21 (R1) - Interim Statements, approved by the Brazilian Accounting Standards Committee and equivalent to International Accounting Standard "IAS" 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Therefore, these Interim Condensed Financial Statements as of September 30, 2025, do not include all footnotes and information required to be considered "complete financial statements" due to redundancy in relation to what is presented in the individual and consolidated annual financial statements (December 31, 2024) prepared in accordance with the accounting practices adopted in Brazil (BRGAAP) and with International Financial Reporting Standards (IFRS), approved by the International Accounting Standards Board (IASB). The parent company's individual financial statements are identified as “Company” and the consolidated financial statements are identified as “Consolidated”.

2.1	Functional and presentation currency

The Company’s functional currency is the currency of the primary economic environment in which it operates. These individual and consolidated interim financial statements are presented in Brazilian reais (R$), which is the Company’s presentation and functional currency. All financial information is presented in thousands of reais, unless otherwise indicated.

2.2	New IFRS standards, amendments and interpretations approved by the IASB and applicable to the Brazilian Accounting Standards Committee that are yet to be adopted by the Company

a.	Standards, amendments, and interpretations recently issued and adopted by the Company

IAS 21/CPC 02 – The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements

Effective January 1, 2025, this amendment specifies the accounting requirements for situations where a functional currency cannot be exchanged for other currencies. In such cases, the Company must use the most recent observable exchange rate to translate the results and financial position of the foreign operation into its presentation currency. The entity must also disclose the exchange rate used, the date it was observed, and the reasons for which the currency is not exchangeable. The Company has reviewed the amendments and has not identified any impacts resulting from this change.

11

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

b.	New standards, amendments, and interpretations not yet effective in the Company

IFRS 18 - Presentation and Disclosure of Financial Statements.

As of January 1, 2027, IFRS 18 will replace CPC 26/IAS 1 Presentation of Financial Statements. The new standard introduces the following new main requirements;

●	Companies are required to classify all income and expenses into five categories in the profit and loss statement, namely: the operating, investment, financing, discontinued operations, and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities' net income will not change.

●	Performance measures defined by management are disclosed in a single note in the financial statements.

●	Enhanced guidance will be provided on how to group information in the financial statements.

Entities are required to use the subtotal of operating profit as the starting point for the cash flow statement when presenting operating cash flows using the indirect method.

The Company is still in the process of evaluating the impact of the new standard, and will adjust the disclosure in accordance with the standard's requirement in the annual financial statements in the period in which they are issued.

3	Cash and cash equivalents, margin cash and long-term investments

	Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Cash on hand and at banks	2,416,353	1,805,546	10,186,602	13,609,569
CDB/Overnight investments (1)	1,525,696	2,719,664	8,477,590	21,151,971
Cash and cash equivalents total	3,942,049	4,525,210	18,664,192	34,761,540

CME Margin investments (2)	—	—	2,787,158	645,361
Investments in Treasury bills (3)	130,130	177,636	158,529	200,220
Margin cash total	130,130	177,636	2,945,687	845,581

Investment funds (4)	—	—	243,756	—
Investment funds total	—	—	243,756	—

Total	4,072,179	4,702,846	21,853,635	35,607,121

(1)	CDBs are held at financial institutions, earn interest based on variable rates, and are pegged to the overnight interbank lending rate (Certificate of Interbank Deposit - CDI). Overnight investments at JBS USA are equivalent to fixed-income instruments, earning interest at the FED rate + 0.05%.

(2)	CME margin investments represent margin deposits allocated to fixed-income equivalent instruments. These investments accrue interest based on the Interest Rate on Reserve Balances (IORB).
(3)	Government securities (Tesouro Selic) are instruments acquired from financial institutions with conditions and characteristics similar to bank certificates of deposit (CDBs).
(4)	Investment of R$240 million in a FIDC (Credit Rights Investment Fund) maturing in 2035, earning a fixed interest rate of 5% per year.

On September, 30, 2025, the credit availability under Brazil's revolving credit facilities was US$500 million (equivalent to R$2.7 billion), and on December 31, 2024, US$500 million (equivalent to R$3.1 billion). In the United States, the available credit on September, 30, 2025, was US$2.9 billion (equivalent R$15.4 billion), and on December 31, 2024, was US$2.9 billion (equivalent R$18 billion).

12

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

4	Trade accounts receivable

	Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Current receivables:
Domestic sales	1,506,454	1,862,524	11,526,187	12,351,574
Foreign sales	2,685,265	3,173,479	6,109,270	7,285,879
Subtotal	4,191,719	5,036,003	17,635,457	19,637,453
Overdue receivables:
From 1 to 30 days	322,058	357,595	2,302,968	2,753,633
From 31 to 60 days	44,501	100,778	298,720	379,673
From 61 to 90 days	5,082	23,200	82,516	127,583
Above 90 days	320,736	348,353	739,006	810,229
Expected credit losses	(364,989)	(332,769)	(578,517)	(551,484)
Present value adjustment	(7,469)	(7,908)	(15,030)	(25,503)
Subtotal	319,919	489,249	2,829,663	3,494,131
Trade accounts receivable, net	4,511,638	5,525,252	20,465,120	23,131,584

Adjustment to present value: The Company discounts its receivables to present value using the interest rates in effect under its contracts. The monthly interest used to calculate the present value of outstanding receivables on September, 30, 2025 was 5,60% per year (5,64% per year on September 30, 2024). Realization of the present value adjustment is recognized as an offsetting item to sales revenue.

Changes in expected credit losses:	Company		Consolidated
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Balance at the beginning of the period	(332,769)	(232,988)	(551,484)	(411,088)
Additions	(105,414)	(35,426)	(129,756)	(47,326)
Write-offs (Reversals)	39,710	11,956	56,822	32,790
Exchange rate variation	33,484	(33,744)	45,901	(59,984)
Balance at the end of the period	(364,989)	(290,202)	(578,517)	(485,608)

5	Inventories

	Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

Finished products	3,807,786	2,785,220	22,187,988	18,690,228
Work in process	688,551	680,823	3,197,970	3,046,702
Raw materials	1,117,221	694,130	5,941,366	5,250,509
Supplies	325,158	308,305	3,608,775	4,073,068
	5,938,716	4,468,478	34,936,099	31,060,507

During the nine-month period ended September, 30, 2025 and 2024, the Company recognized the net realizable value of inventories, whose additions and write-offs were recorded in cost of goods sold, in the amounts of R$(9.584) and R$6.116, respectively, in the Parent Company, and R$117.540 and R$55.707, respectively, in the Consolidated.

13

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

6	Biological assets

	Consolidated
Changes in biological assets:	Current		Non-current
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Initial balance	9,958,599	8,289,048	3,209,059	2,573,041
Increase by reproduction born and cost to reach maturity	44,483,523	41,605,218	6,124,794	5,471,308
Reduction by slaughter, sale or consumption	(50,265,281)	(47,557,586)	(278,256)	(277,767)
Increase by purchase	2,090,681	1,700,208	1,085,630	945,217
Changes fair value	382,671	270,521	(102)	(580)
Transfer between current and non-current	3,941,223	3,689,327	(3,941,223)	(3,689,327)
Exchange rate variation	(907,228)	665,764	(307,922)	200,824
Amortization	—	—	(2,689,175)	(2,349,649)
Closing balance	9,684,188	8,662,500	3,202,805	2,873,067

7	Recoverable taxes

	Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Value-added tax on sales and services - ICMS/IVA/VAT/GST	748,197	784,609	4,080,092	4,029,501
Social contribution on billings - PIS and COFINS	1,579,163	1,888,070	2,089,382	2,505,857
Withholding income tax - IRRF/IRPJ	6,836,468	5,381,306	7,387,278	5,945,608
Excise tax - IPI	14,819	17,892	94,553	100,166
Reintegra	8,523	30,577	26,575	47,414
Other	28,957	24,217	66,063	66,799
	9,216,127	8,126,671	13,743,943	12,695,345
Breakdown:
Current Asset	1,307,120	1,847,885	3,563,823	3,949,002
Non-current Asset	7,909,007	6,278,786	10,180,120	8,746,343
	9,216,127	8,126,671	13,743,943	12,695,345

8	Related parties transactions

The main balances of assets and liabilities, as well as the transactions resulting in income (loss) for the period, arise from operations between JBS and its related parties under market conditions and prices. Amounts charged include borrowing costs, interest, and foreign exchange differences, when applicable. The following table includes balances and the net effect on income of intercompany financing transactions between the Company and its subsidiaries:

	Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Related party receivables	384,255	494,269	—	479,006
Related party payables	(12,787,196)	(10,834,039)	(1,168,441)	—
	(12,402,941)	(10,339,770)	(1,168,441)	479,006

14

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

			Statement of financial position accounts		Financial income (expense)
	Currency	Transference of costs (administrative and funding)	September 30, 2025	December 31, 2024	2025	2024
Company

a) Direct subsidiaries
- JBS Investments Luxembourg S.à.r.l. (1)	US$	2,52% to 6,09% p.y.	(4,821,075)	(10,660,515)	(186,722)	(222,086)
- JBS Confinamento Ltda.	R$	CDI + 1% p.y.	1,391	1,075	(3,737)	(759)
- JBS Embalagens Metálicas Ltda	R$	CDI + 1% p.y.	2,439	2,188	245	125
- JBS Terminais Ltda. (2)	R$	CDI + 3% p.y.	94,576	—	12,839	—
b) Indirect subsidiaries
- Seara Alimentos Ltda. (3)	R$	CDI + 1% p.y.	274,053	(173,524)	134,446	(117,089)
- JBS Leather Paraguay Srl	GUA	7,00% p.y.	11,796	12,000	355	347
- JBS USA Holding Lux S.à.r.l. (4)	US$	6,72% p.y.	(6,813,922)	—	(253,004)	—
c) Other related parties
- J&F Investimentos S.A. (5)	R$	IPCA	(267,124)	479,006	—	16,225
- Laguz I Fundo de Investimento (6)	R$	Selic	(865,679)	—	—	—
- Flora Produtos de Higiene Limpeza S.A.	R$	IPCA	—	—	—	73
- JBS N.V. (7)	US$	—	(19,396)	—	—	—
Total Company			(12,402,941)	(10,339,770)	(295,578)	(323,164)

The transactions recorded in Company, both direct and indirect, refer to remittances for working capital that will be/have been settled through an increase/reduction in capital, dividends paid, or cash, except when explained in the footnotes.

(1)	Refers to the balance of export prepayment (PPE) payable to the direct subsidiary JBS Investments Luxembourg S.à.r.l.
(2)	Company acquired on January 1, 2025.

(3)	Refers to the purchase of tax credits from the indirect subsidiary Seara Alimentos for the settlement of tax liabilities.
(4)	Refers to the outstanding balance of export prepayment (PPE) payable to the indirect subsidiary JBS USA Holding Lux S.à.r.l.
(5)	The net balance payable to J&F S.A. pertains to (i) the R$ 496.646 receivable, relating to the agreement signed between JBS S.A., J&F S.A., and certain former executives of the Company, resulting in the final settlement of the dispute in the Arbitration Case CAM No 186/21, under which J&F S.A. agreed to settle the matter pursuant to the terms and conditions specified in the agreement; (ii) the R$ 763.770 payable, relating to the Planta Araputanga purchase, to be settled in 19 installments ending May, 2027.
(6)	The Company acquired from Laguz I Fundo de Investimento in May, 2025, via the contract foreseeing 31 installments ending April, 2028, tax credit rights arising from legal action related to the Export Credit Premium, noting that the lawsuit has already been resolved, with a final and unappealable ruling in favor of the tax credit right, and is currently in the process of assessment and final confirmation of the balance calculation. The mentioned credit right was acquired at a discount of approximately 35%, and the credit will be used to pay the Company's taxes as soon as the legal action is concluded and its utilization is authorized by the regulatory authorities. The credit was recorded under other accounts receivable.
(7)	Refers to amounts paid to certain JBS S.A. and JBS USA's executives related to performance bonuses. These balances were paid through treasury shares of JBS N.V. instead of cash settlement. The other balance related to the shares delivered to these executives was recorded at JBS N.V. as accounts receivable from JBS S.A. and JBS USA, and will be settled in the future in cash or other corporate transaction. JBS USA recognized an expense of US$3,054 (equivalent to R$16,242 on September 30, 2025) and JBS S.A. recognized an expense of R$19,396, corresponding to the fair value of the shares at the time of delivery.

Related party receivables

	Consolidated
	September 30, 2025	December 31, 2024
J&F S.A. (5)	(267,124)	479,006
Laguz I Fundo de Investimentos (6)	(865,679)	—
JBS N.V. (7)	(35,638)	—
	(1,168,441)	479,006

15

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

The disclosure of significant intercompany commercial transactions is in accordance with the criteria established by Management, by disclosing the individual balances equal to or higher than 2% of the total of each transaction (sale of products, purchases, accounts receivable and accounts payable). Additionally, the transactions recorded below the described criteria will be disclosed if the information is relevant. This analysis is performed for each related party. If any related party has not met this criteria in the past but does in the current period, the comparative balance will be disclosed.

	Accounts receivable		Accounts payable		Purchases/Services rendered		Sale of products/ Services provided
COMPANY	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	2025	2024	2025	2024
Direct subsidiaries
JBS Confinamento Ltda.	1,500	1,139	93,742	133,844	94,631	41,554	1,460	2,054
JBS Toledo N.V.	150,436	48,220	—	—	—	—	508,046	260,713
JBS Chile Limitada	10,440	12,081	—	81	214	1,111	49,396	84,339
Conceria Priante Srl	36,088	43,776	—	—	—	—	71,126	65,097
Indirect subsidiaries
Seara Alimentos Ltda.	199,856	170,651	55,445	60,555	191,353	196,251	1,973,744	1,899,447
JBS Global UK Limited	312,022	132,911	—	—	—	—	811,842	349,187
JBS Aves Ltda.	81,108	5,763	21,683	20,936	6,223	4,315	174,996	92,037
Weddel Limited	13,582	16,838	—	—	—	—	69,494	40,948
Sampco, LLC	91,918	188,815	—	—	—	—	922,218	509,505
Meat Snacks Partners do Brasil Ltda.	29,710	22,953	—	—	5	15	468,459	363,753
JBS Asia Limited	—	—	374,938	335,298	401,317	320,003	—	—
JBS Leather Asia Limited	134,694	173,978	120	125	—	—	336,603	415,098
JBS USA Holding Lux S.à.r.l.	—	431,350	—	—	81	65	1,429,217	1,029,551
Seara Comércio de Alimentos Ltda.	14	1,785	2,047	2,929	22,409	34,691	7,783	18,997
JBS Australia Pty.Ltd.	7,082	2,607	—	—	746	808	67,356	109,654
JBS USA Imports, Inc.	147,569	—	—	—	—	—	363,968	—
Other related parties
Agropecuária Santa Luzia Ltda.	381	—	3,388	11,992	179,253	135,445	9,788	34
JBJ Agropecuária Ltda.	3,984	1,925	4,505	2,963	1,901,223	1,082,670	20,810	23,177
Flora Produtos de Higiene e Limpeza S.A	63,626	26,302	—	—	3	709	262,260	259,751
Eldorado Brasil Celulose S.A.	914	1,399	—	—	—	—	3,490	1,788
Banco Original S.A	—			—	—	—	—	46
Prima Foods S.A.	475	306	265	3	18,923	7,576	9,550	2,184
Guiabolso Pagamentos Ltda	—	8	—	12,405	—	160,493	—	79
JBS Ontario	3,037	5,313	3,723	—	—	—	27,352	—
	1,288,436	1,288,120	559,856	581,131	2,816,381	1,985,706	7,588,958	5,527,439

Other financial transactions in the Company

The Company and some of its subsidiaries entered into an agreement with Banco Original, under which Banco Original acquires receivables held against certain domestic and international customers. The assignments are negotiated without recourse, through the definitive transfer of risks and benefits of the receivables to Banco Original. As of September 30, 2025, the Company had R$2,747,972 (R$1,585,092 as of December 31, 2024) in the Parent Company, and R$4,448,430 (R$3,205,613 as of December 31, 2024) in the Consolidated group of assigned receivables. For the nine-month period ended September 30, 2025, the Company recorded financial costs related to this operation in the amount of R$255,966 (R$242,649 as of September 30, 2024) in the Parent Company, and R$486,585 (R$509,760 as of September 30, 2024) in the Consolidated, which were recorded in the financial statements as financial expenses.

On September 30, 2025, the Company and some of its subsidiaries held balances with Banco Original totaling R$1,199,987 (R$327,246 on December 31, 2024) in the Parent Company, and R$2,563,108 (R$1,877,476 on December 31, 2024) in the Consolidated, recorded under cash and cash equivalents. Financial investments, including CDBs (Bank Deposit Certificates) and similar instruments, yield returns equivalent to the CDI (Interbank Deposit Certificate), according to the specified term and investment amount, following market practices. For the nine-month period ended September 30, 2025, interest earned from these investments amounted to R$56,763 (R$35,117 as of September 30, 2024) in the Company, and R$120,279 (R$134,129 as of September 30, 2024) in the Consolidated group, recorded in the financial statements as financial income.

16

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

The Company has cattle purchase commitments for future delivery with certain suppliers, including the related party JBJ Agropecuária ("JBJ"), ensuring the acquisition of cattle at a fixed or adjustable price, without any cash effect on the Company until these commitments mature. Under this forward delivery contract, JBJ has already advanced financing through banks in a reverse factoring arrangement. On September 30, 2025 the balance of this transaction was R$637,200 (R$299,200 on December 31, 2024).

The Company also engages in bovine by-product purchasing operations for rendering activities with Prima Foods S.A.

The Company is the sponsor of the J&F Institute, a business school for young people aiming to train future leaders, offering free, high-quality education. During the nine-month period ended September 30, 2025 the Company made donations totaling R$55,488 (R$81,995 as of September 30, 2024), recorded in the financial statements as administrative expenses.

The Company is also a member of the JBS Fund for the Amazon, a non-profit association aimed at fostering and financing initiatives and projects for the sustainable development of the Amazon biome. In the nine-month period ended September 30, 2025, the Company made donations totaling R$9,854 (R$11,500 as of September, 30, 2024), recorded in the financial statements as administrative expenses.

In its insurance contracting and renewal processes, the Company includes Original Corporate Corretora de Seguros Ltda., a related party, in its panel of insurance brokers, with contracts awarded under standard market conditions.

On December 30, 2024, the Company entered into an agreement to sell its Hygiene and Beauty operations to the related party Flora Produtos de Higiene e Limpeza S.A. The transaction includes the transfer of assets and operations related to the manufacturing and sale of hygiene and beauty products, as per the terms agreed between the parties. The sale price was set at R$ 315 million, subject to working capital adjustments, of which R$ 50 million was advanced on January 9, 2025. The transaction will be completed upon the fulfillment of the conditions precedent stipulated in the agreement. The Company did not classify the operation as discontinued as of September 30, 2025, as it does not represent a significant line of business, accounting for only 0.2% of the Parent Company's net assets.

During the nine-month period ended September 30, 2025 and 2024, no expected losses on doubtful accounts were recorded, nor were any bad debt expenses related to transactions with related parties recognized.

Remuneration of key management

The Company's key management is comprised of its Executive Officers and Board of Directors. The aggregate amount of compensation received by the Company’s key management during the nine-month period ended September 30, 2025 and 2024 is the following:

	2025	2024
Salaries and wages	30,144	27,973
Variable cash compensation	145,816	82,214
	175,960	110,187

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer, and the Executive Officers are parties of the Brazilian employment contract regime referred to as CLT (the Consolidation of Labor Laws), which follows all the legal prerogatives of payments and benefits.

Except for those described above, the Board of Directors members are not part of any employment contract or any other contracts that provide additional business benefits such as post-employment benefits or other long-term benefits, and termination of work that does not conform to those requested by the CLT (Brazilian Labor Law).

17

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

9	Income taxes

a.	Composition of deferred tax income and social contribution

	Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Deferred income taxes assets	—	—	2,720,364	4,032,292
Deferred income taxes liabilities	(2,552,516)	(2,520,549)	(5,707,473)	(6,782,370)
	(2,552,516)	(2,520,549)	(2,987,109)	(2,750,078)

	Company
	December 31, 2024	Income statement	September 30, 2025
Expected credit losses on trade accounts receivable	115,096	10,956	126,052
Provisions for contingencies	162,118	(4,757)	157,361
Present value adjustment	13,111	1,738	14,849
Right of use assets	10,259	2,187	12,446
Goodwill amortization	(3,277,762)	—	(3,277,762)
Hedge operations (1)	285,246	(39,868)	245,378
Accrued liabilities	247,433	(46,966)	200,467
Realization of other reserves	(251,330)	2,037	(249,293)
Cut-off Adjustment (Revenue Recognition)	69,832	(4,622)	65,210
Other temporary differences	105,448	47,328	152,776
Deferred taxes, net	(2,520,549)	(31,967)	(2,552,516)

	Company
	December 31, 2023	Income statement	September 30, 2024
Tax losses and negative basis of social contribution	28,991	(28,991)	—
Expected credit losses on trade accounts receivable	81,170	19,453	100,623
Provisions for contingencies	190,166	(9,180)	180,986
Present value adjustment	(1,432)	6,029	4,597
Right of use assets	5,178	3,811	8,989
Goodwill amortization	(3,277,762)	—	(3,277,762)
Hedge operations (1)	(134,159)	208,154	73,995
Accrued Liabilities	162,827	39,106	201,933
Realization of other reserves	(254,252)	2,211	(252,041)
Cut-off Adjustment (Revenue Recognition)	—	103,233	103,233
Other temporary differences	62,503	40,729	103,232
Deferred taxes, net	(3,136,770)	384,555	(2,752,215)

18

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

	Consolidated
	December 31, 2024	Income statement	Exchange variation	Other adjustments (2)	September 30, 2025
Tax losses and negative basis of social contribution	4,206,273	437,988	(206,827)	(1,118,109)	3,319,325
Expected credit losses on trade accounts receivable	261,962	(57,938)	(10,207)	—	193,817
Provisions for contingencies	585,092	(38,311)	(18,299)	—	528,482
Present value adjustment	(655,371)	(84,378)	48,596	—	(691,153)
Tax credits - Foreign subsidiaries	54,482	(526)	(8,052)	—	45,904
Labor accidents accruals - Foreign subsidiaries	55,510	(24,923)	(6,554)	—	24,033
Pension plan - Foreign subsidiaries	19,871	26,512	(4,092)	(17,586)	24,705
Accrued liabilities	1,547,164	201,398	(180,018)	—	1,568,544
Non-deductible interests - Foreign subsidiaries	1,731,193	452,201	(248,852)	—	1,934,542
Right of use assets	160,794	6,822	(7,555)	—	160,061
Goodwill amortization	(4,504,135)	(155,121)	86,201	—	(4,573,055)
Business combination	(2,885,099)	(92,140)	384,296	(4,970)	(2,597,913)
Inventory valuation - Foreign subsidiaries	(517,098)	(72,587)	127,459	—	(462,226)
Hedge and hedge accounting operations (1)	284,602	(39,868)	—	113	244,847
Realization of other reserves	(545,623)	10,857	—	—	(534,766)
Accelerated depreciation and amortization	(2,971,821)	(4,195)	396,980	—	(2,579,036)
Cut-off Adjustment (Revenue Recognition)	94,581	8,341	—	—	102,922
Other temporary differences	327,545	147,748	(171,435)	—	303,858
Deferred taxes, net	(2,750,078)	721,880	181,641	(1,140,552)	(2,987,109)

	Consolidated
	12.31.23	Income statement	Exchange variation	Other adjustments (2)	09.30.24
Tax losses and negative basis of social contribution	4,067,527	(1,293,319)	157,833	(3,065)	2,928,976
Expected credit losses on trade accounts receivable	184,384	65,275	10,821	—	260,480
Provisions for contingencies	607,063	(13,113)	12,136	—	606,086
Present value adjustment	(340,134)	(114,112)	(44,210)	—	(498,456)
Tax credits - Foreign subsidiaries	114,666	176	14,547	(389)	129,000
Labor accidents accruals	38,377	(4,691)	4,443	—	38,129
Pension plan	57,882	7,179	6,151	(45,259)	25,953
Accrued liabilities	1,118,141	403,403	129,196	—	1,650,740
Non-deductible interests	1,026,154	(78,611)	150,476	—	1,098,019
Right of use assets	123,053	44,213	5,181	—	172,447
Goodwill amortization	(4,124,007)	(53,338)	(58,384)	—	(4,235,729)
Business combination	(2,150,748)	(193,724)	(254,951)	—	(2,599,423)
Inventory valuation	(720,473)	(207,130)	(93,945)	—	(1,021,548)
Hedge and hedge accounting operations (1)	(122,796)	197,696	—	(2,662)	72,238
Realization of other reserves	(559,848)	10,616	—	—	(549,232)
Accelerated depreciation and amortization	(2,489,809)	82,287	(300,790)	—	(2,708,312)
Cut-off Adjustment (Revenue Recognition)	2,982	130,191	—	—	133,173
Other temporary differences	333,509	(89,625)	(53,260)	—	190,624
Deferred taxes, net	(2,834,077)	(1,106,627)	(314,756)	(51,375)	(4,306,835)

(1)	The hedge and hedge accounting operations are demonstrated in footnote 26 - Risk management and financial instruments.
(2)	Mainly refers to the transfer of tax loss carryforwards and negative Social Contribution on Net Profit (CSLL) bases from the indirect subsidiary Seara Alimentos and its indirect subsidiaries to JBS S.A. These tax losses were used to settle a tax assessment related to the taxation of profits earned abroad (TBU) for the 2016 calendar year, which was upheld in a final decision by the Administrative Council of Tax Appeals (CARF) through a casting vote. This enabled full settlement with reductions in fines and interest by using the accumulated tax loss carryforwards. The adjustment also includes deferred taxes related to the gain on the purchase of Agro Alfa and Via Rovigo, as well as cash flow hedge operations recognized in other comprehensive income by the subsidiary Seara Alimentos, and the pension plan in the United States of America.

19

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

b.	Reconciliation of income tax and social contribution expense:

	Company		Consolidated
	Nine-month period ended September 30, 2025		Nine-month period ended September 30, 2025
	2025	2024	2025	2024
Profit (loss) before income taxes (PBT)	8,830,236	6,444,189	12,711,455	11,260,855
Brazilian statutory corporate tax rate	-34%	-34%	-34%	-34%
Expected tax credit (expense)	(3,002,280)	(2,191,024)	(4,321,895)	(3,828,691)
Adjustments to reconcile taxable income:
Share of profit of equity-accounted investees	2,665,452	2,324,773	28,783	611
Investments grants (3)	563,409	462,958	931,634	864,934
International rate differences - Foreign subsidiaries	—	—	543,065	682,424
Net income arising from foreign subsidiaries (4)	(92,792)	165,574	(157,935)	147,688
Transfer pricing adjustment	—	(37,245)	—	(37,245)
Unrecognized tax benefits	—	48,219	432,059	(1,105,318)
Non-taxable interest - Foreign subsidiaries	—	—	53,206	(54,688)
Dividends Paid Abroad	—	—	(58,885)	60,781
Donations and social programs (3)	—	(3,910)	—	(3,910)
SELIC interests on tax credits	179,201	11,031	196,702	27,121
Brazilian Tax Incentive Law - Lei do Bem	—	—	7,914	—
Other permanent differences	(23,061)	(20,814)	(198,218)	11,286
Current and deferred income tax (expense) income	289,929	759,562	(2,543,570)	(3,235,007)
Current income tax	321,896	375,007	(3,265,450)	(2,128,380)
Deferred income tax	(31,967)	384,555	721,880	(1,106,627)
	289,929	759,562	(2,543,570)	(3,235,007)
% IT/PBT	3.28%	11.79%	-20.01%	-28.73%

	Company		Consolidated
	Three-month period ended September 30,		Three-month period ended September 30,
	2025	2024	2025	2024
Profit (loss) before income taxes (PBT)	2,785,725	3,678,914	4,437,953	6,638,512
Brazilian statutory corporate tax rate	-34%	-34%	-34%	-34%
Expected tax credit (expense)	(947,147)	(1,250,831)	(1,508,904)	(2,257,094)

Adjustments to reconcile taxable income:
Share of profit of equity-accounted investees	769,284	931,625	8,280	7,348
Investments grants (3)	192,397	164,260	316,134	307,280
Transfer pricing adjustment	—	(12,415)	—	(12,415)
International rate differences - Foreign subsidiaries	—	—	272,044	330,581
Net income arising from foreign subsidiaries (4)	347,405	336,451	326,800	342,722
Unrecognized tax benefits	—	—	(31,572)	(1,129,171)
Dividends Paid Abroad	—	—	(58,885)	—
Non-taxable interest - Foreign subsidiaries	—	—	17,165	21,677
Donations and social programs (3)	—	6,519	—	6,519
SELIC interests on tax credits	11,636	(1,091)	14,332	5,823
Other permanent differences	1,436	(10,894)	(288,123)	(66,105)
Current and deferred income tax (expense) income	375,011	163,624	(932,729)	(2,442,835)
Current income tax	262,510	181,819	(1,012,942)	(789,565)
Deferred income tax	112,501	(18,195)	80,213	(1,653,270)
	375,011	163,624	(932,729)	(2,442,835)
% IT/PBT	13.46%	4.45%	-21.02%	-36.80%

20

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Additional information: analysis of the variation in the effective rate:

According to IAS 12/CPC 32, the effective average tax rate is calculated as the ratio between tax expense (income) and accounting profit. However, it is important to note that this rate may be influenced by transactions that affect the tax expense (income) but are not directly related to net income for the period. Examples of such transactions include the effects of unrecognized deferred taxes, income tax, and social contribution on the realization of the revaluation reserve, which, in our view, should be considered when analyzing the effective tax rate.

(3)	The Company and its subsidiaries receive grants from state governments in the form of presumed credits, in accordance with each state’s regulations. The amounts recognized as income from these tax incentives are excluded from the calculation of income taxes when the requirements under the applicable legislation are met.

(4)	According to Law No. 12,973/14, the income of foreign subsidiaries is subject to taxation at the nominal rate of 34%, and the taxes paid abroad by these subsidiaries may be credited in Brazil. The income earned by foreign subsidiaries is subject to taxation in the countries where they are located, in accordance with applicable rates and regulations (profits taxed by foreign jurisdictions are included in the reconciliation of income tax and social contribution expense). The Company analyzes the income of each subsidiary in accordance with its local income tax legislation to ensure compliance with tax treaties signed by Brazil and to prevent double taxation.

(5)	Refers to the donations made by the Company, as described in Note 25 – Expenses by nature.

Global Minimum Tax:

Starting from the 2024 calendar year, the Pillar II rules have come into effect in various countries, impacting multinational companies operating in those jurisdictions.

Since the Group operates in multiple jurisdictions that have implemented the global minimum tax from 2024, including Australia, Canada, France, Ireland, Luxembourg, Malta, the Netherlands, and the United Kingdom, the Company has assessed the potential impact of these regulations. Based on the analyses conducted to date, no significant tax exposure has been identified as a result of the implementation of this tax.

10	Investments in equity-accounted investees, associates and joint venture

Changes in the Company's investments:

				Equity
	December 31, 2024	Addition (disposal)	Exchange rate variation	Changes in the equity of investees (1)	Proportionate share of income (loss)	September 30, 2025
JBS Embalagens Metálicas Ltda.	80,946	—	—	—	(257)	80,689
JBS Confinamento Ltda.	339,462	—	—	—	7,551	347,013
Conceria Priante Srl	85,890	—	(2,381)	—	(9,859)	73,650
JBS Leather International B.V.	833,489	508	(117,492)	(12,009)	(1,084)	703,412
Meat Snacks Partners, LLC (2)	119,721	(35,007)	(23,584)	18,853	40,995	120,978
JBS Asset Management Corporation	118,579	—	(16,808)	—	971	102,742
JBS Investments Luxembourg S.à.r.l. (3)	32,901,953	(10,554,616)	(4,907,809)	5,121,056	7,721,195	30,281,779
JBS Toledo N.V.	264,217	—	(8,020)	—	6,035	262,232
JBS Chile Limitada	30,156	—	(3,834)	—	5,119	31,441
JBS Finance Luxembourg S.à.r.l.	349	—	(47)	—	(44)	258
JBS Terminais Ltda. (4)	—	(21,175)	—	—	30,440	9,265
JBS Holding (5)	—	936,432	2,048	—	38,502	976,982
Total	34,774,762	(9,673,858)	(5,077,927)	5,127,900	7,839,564	32,990,441

(1)	Includes transactions reflecting equity movements of subsidiaries, from the functional currency (USD) of the direct subsidiary JBS Investments Luxembourg S.à.r.l. (JBS Investments Lux) to the functional currencies of its investees, such as Australian dollar, Canadian dollar, British pound, euro, Mexican peso, among others.
(2)	The joint venture Meat Snacks Partners LLC distributed profits to the Company.
(3)	Capital reduction through partial settlement of intercompany account.
(4)	Entity acquired on January 1, 2025.

21

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

(5)	On January 27, 2025, the Company, through its subsidiary JBS Holding, formalized an agreement to acquire 48.5% of the total share capital and 50% of the voting shares of Mantiqueira Alimentos Ltda., a leading company in organic eggs (produced without antibiotics, hormones, and with free-range chickens). The transaction received The transaction received unrestricted approval from CADE (Administrative Council for Economic Defense) on February 26, 2025, and was completed on April 1, 2025.

				Equity
	December 31, 2023	Addition (disposal)	Exchange rate variation	Changes in the equity of investees (1)	Proportionate share of income (loss)	September 30, 2024
JBS Embalagens Metálicas Ltda.	80,639	—	—	—	354	80,993
JBS Confinamento Ltda.	346,365	—	—	—	(37,882)	308,483
Conceria Priante Srl	93,959	—	12,061	—	(16,397)	89,623
JBS Leather International B.V.	550,351	—	73,191	67,887	5,507	696,936
Meat Snacks Partners, LLC	188,431	(45,079)	18,465	(18,008)	(1,767)	142,042
JBS Asset Management Corporation	94,604	—	11,474	—	(4,260)	101,818
JBS Investments Luxembourg S.à.r.l.	40,061,058	(5,944,730)	4,960,434	(3,538,196)	6,873,334	42,411,900
JBS Toledo N.V.	202,936	—	28,279	—	12,949	244,164
JBS Chile Limitada	21,935	—	2,749	—	5,751	30,435
JBS Finance Luxembourg S.à.r.l.	310	—	38	—	(21)	327
Total	41,640,588	(5,989,809)	5,106,691	(3,488,317)	6,837,568	44,106,721

Changes in the Consolidated's investments:

Refers to investments in associate and joint venture:

					Equity
	Participation	December 31, 2024	Addition (disposal)	Profit distribution	Changes in the equity of investees	Proportionate share of income	September 30, 2025
Meat Snacks Partners, LLC.	50%	119,721	—	(35,007)	(4,731)	40,995	120,978
JBS Foods Ontario, Inc.	100%	107,573	—	—	(15,471)	4,841	96,943
Birla Societá Agricola Srl	20%	9,944	—	—	(297)	320	9,967
Mantiqueira Alimentos (5)	48.5%	—	936,432	—	2,048	38,501	976,981
Total		237,238	936,432	(35,007)	(18,451)	84,657	1,204,869

				Equity
	Participation	December 31, 2023	Profit distribution	Changes in the equity of investees	Proportionate share of income	September 30, 2024
Meat Snacks Partners, LLC.	50%	188,431	(45,079)	457	(1,767)	142,042
JBS Foods Ontario, Inc.	100%	77,430	—	10,212	3,619	91,261
Birla Societá Agricola Srl	20%	8,160	—	1,089	(54)	9,195
Total		274,021	(45,079)	11,758	1,798	242,498

22

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

11	Property, plant and equipment

Changes in property, plant and equipment:

Company	December 31, 2024	Additions net of transferences (1)	Disposals	Depreciation expense	September 30, 2025
Buildings	3,718,780	891,682	(182)	(95,952)	4,514,328
Land	2,362,195	24,582	(13,341)	—	2,373,436
Machinery and equipment	3,349,213	321,468	(11,631)	(260,890)	3,398,160
Facilities	2,215,745	405,225	(3,768)	(111,612)	2,505,590
Computer equipment	77,100	(17,357)	(222)	(13,631)	45,890
Vehicles (land and air)	817,411	205,724	(32,426)	(96,601)	894,108
Construction in progress	1,119,390	(82,403)	—	—	1,036,987
Other	73,379	18,027	(260)	(12,318)	78,828
	13,733,213	1,766,948	(61,830)	(591,004)	14,847,327

Company	December 31, 2023	Additions net of transferences (1)	Disposals	Depreciation expense	September 30, 2024
Buildings	3,787,295	105,329	(4,176)	(152,257)	3,736,191
Land	2,278,266	10,451	(1,169)	—	2,287,548
Machinery and equipment	3,136,140	497,616	(3,366)	(252,343)	3,378,047
Facilities	1,926,755	414,066	(180)	(107,165)	2,233,476
Computer equipment	75,093	15,658	(205)	(13,817)	76,729
Vehicles (land and air)	707,698	141,736	(21,210)	(74,518)	753,706
Construction in progress	1,528,857	(295,588)	(182)	—	1,233,087
Other	69,514	14,108	(187)	(12,230)	71,205
	13,509,618	903,376	(30,675)	(612,330)	13,769,989

Consolidated	December 31, 2024	Additions net of transferences (1) (2)	Disposals	Depreciation expense	Exchange rate variation	September 30, 2025
Buildings	24,660,693	2,279,341	(2,162)	(1,072,922)	(1,975,610)	23,889,340
Land	6,621,997	87,722	(31,489)	—	(357,897)	6,320,333
Machinery and equipment	25,005,721	3,331,318	(30,388)	(2,757,946)	(2,138,948)	23,409,757
Facilities	4,225,300	626,536	(10,047)	(228,796)	(5,639)	4,607,354
Computer equipment	1,158,977	251,859	(10,296)	(264,988)	(118,263)	1,017,289
Vehicles (land and air)	1,706,489	520,206	(78,027)	(213,937)	(107,587)	1,827,144
Construction in progress	7,670,931	418,783	(18,269)	—	(529,172)	7,542,273
Other	1,900,638	487,290	(70,252)	(211,929)	(174,039)	1,931,708
	72,950,746	8,003,055	(250,930)	(4,750,518)	(5,407,155)	70,545,198

23

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2023	Additions net of transferences (1)	Disposals	Depreciation expense	Exchange rate variation	September 30, 2024
Buildings	20,842,498	1,102,842	(57,522)	(1,010,963)	1,558,537	22,435,392
Land	5,856,709	117,275	(22,046)	—	271,797	6,223,735
Machinery and equipment	20,868,860	2,713,405	(121,025)	(2,506,709)	1,866,023	22,820,554
Facilities	3,698,925	672,760	(2,231)	(206,812)	9,650	4,172,292
Computer equipment	805,067	279,698	(11,108)	(196,954)	80,706	957,409
Vehicles (land and air)	1,320,041	390,599	(40,258)	(176,674)	75,364	1,569,072
Construction in progress	7,923,847	(737,136)	(22,937)	—	495,822	7,659,596
Other	1,225,173	371,184	(4,573)	(159,099)	128,417	1,561,102
	62,541,120	4,910,627	(281,700)	(4,257,211)	4,486,316	67,399,152

(1)	The additions for each category are presented along with transfers from the construction in progress during the period.
(2)	Out of the total amount of net additions from transfers, R$1,422 refer to the acquisition of JBS Terminais Ltda.

For the nine-month period ended September 30, 2025, the amount of capitalized interest added to the construction in progress, as shown in additions of the Company, was R$7,021 (R$29,299 on September 30, 2024), and R$144,550 (R$136,434 on September 30, 2024) for the Consolidated, respectively. The capitalization rate used on September 30, 2025 was 6.48% p.y., in the Company and 5.15% p.y. in the Consolidated (14.41% p.y., in the Company and 5.82% p.y. in the Consolidated on September 30, 2024).

Every year, the Company tests the recoverability of its assets, using the concept of value in use through discounted cash flow models. The test for recoverability of assets is applied at the end of each fiscal year on December 31, followed by indications of impairment during the course of the year. For the nine-month period ended September 30, 2025, the Company recognized a fixed asset impairment of the amount R$4.489 (equivalent to US$844 on September 30, 2025), relating to the restructuring of the subsidiary Pilgrim's Pride Corporation (PPC).

12	Leases

The Company does not recognize a right-of-use asset and lease liability for short term contracts (less than 12 months) and/or low-value leases. The weighted average discount rate in effect is used to calculate the present value of the lease provision for identified assets, and consequently, for the monthly accrual of financial interest. As of September 30, 2025, the rate for the Parent Company was 6.37% p.y., and for the Consolidated group was 5.45% p.y. (6.27% p.y. for the Parent Company and 5.08% p.y. for the Consolidated as of September 30, 2024), in accordance with the term of each lease agreement and the economic policy of the country in which each subsidiary is domiciled.

12.1	Right-of-use asset

Changes in the right-of-use assets:

Company	December 31, 2024	Additions (1)	Terminated contracts	Amortization	September 30, 2025
Buildings	50,176	6,756	(859)	(8,905)	47,168
Computer equipment	19,584	35,017	—	(3,491)	51,110
Machinery and equipment	83,258	40,976	(3,991)	(36,460)	83,783
Operating plants	2,737	782	—	(2,485)	1,034
Land	448	2,280	—	(299)	2,429
Vehicles (land)	38,092	32,020	(219)	(10,699)	59,194
Concession Agreement JBS Terminals	—	22,088	—	(16,576)	5,512
	194,295	139,919	(5,069)	(78,915)	250,230

Company	December 31, 2023	Additions (1)	Terminated contracts	Amortization	September 30, 2024
Buildings	22,633	48,547	(4,954)	(14,198)	52,028
Computer equipment	51,240	—	—	(23,742)	27,498
Machinery and equipment	37,956	82,377	(5,506)	(23,068)	91,759
Operating plants	11,999	—	(5,135)	(3,443)	3,421
Land	505	335	—	(291)	549
Vehicles (land)	11,468	18,769	(353)	(5,716)	24,168
	135,801	150,028	(15,948)	(70,458)	199,423

24

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Consolidated	December 31, 2024	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	September 30, 2025
Growing facilities	3,915,188	659,392	(139,806)	(620,940)	(261,015)	3,552,819
Buildings	3,956,761	402,916	(144,395)	(403,546)	(346,514)	3,465,222
Computer equipment	33,258	34,426	—	(8,208)	(1)	59,475
Machinery and equipment	660,080	132,698	(28,223)	(218,649)	(31,359)	514,547
Operating plants	53,394	8,619	—	(13,484)	(292)	48,237
Land	99,071	21,700	(459)	(11,718)	(11,692)	96,902
Vehicles (land, air and sea)	1,170,565	337,574	(69,454)	(302,883)	(130,465)	1,005,337
Concession Agreement JBS Terminals (2)	—	22,088	—	(16,577)	—	5,511
	9,888,317	1,619,413	(382,337)	(1,596,005)	(781,338)	8,748,050

Consolidated	December 31, 2023	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	September 30, 2024
Growing facilities	3,899,030	329,979	(128,977)	(624,256)	229,618	3,705,394
Buildings	2,576,093	846,631	(74,519)	(354,001)	275,188	3,269,392
Computer equipment	75,203	(853)	—	(33,507)	2	40,845
Machinery and equipment	436,204	339,349	(22,525)	(183,411)	36,692	606,309
Operating plants	95,348	(652)	(21,251)	(17,479)	1,510	57,476
Land	92,882	3,432	(76)	(10,229)	8,243	94,252
Vehicles (land, air and sea)	1,083,095	190,501	(13,109)	(287,933)	138,201	1,110,755
	8,257,855	1,708,387	(260,457)	(1,510,816)	689,454	8,884,423

(1)	The balance of additions is being reduced and presented as net of the reduction with a tax impact of PIS/COFINS amounting to R$21,570 for the Consolidated (R$21,054 as of September 30, 2024).

(2)	Out of the total amount of additions, R$6,488 refers to the acquisition of JBS Terminais Ltda.

12.2	Lease liabilities

	Company		Consolidated
	September 30, 2024	December 31, 2024	September 30, 2024	December 31, 2024
Undiscounted lease payments	302,967	254,515	11,817,008	13,221,353
Present value adjustment	(38,175)	(30,046)	(2,255,767)	(2,483,726)
	264,792	224,469	9,561,241	10,737,627
Breakdown:
Current liabilities	80,917	79,643	1,895,328	2,078,637
Non-current liabilities	183,875	144,826	7,665,913	8,658,990
	264,792	224,469	9,561,241	10,737,627

25

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Changes in the lease liabilities:

Company	December 31, 2024	Additions	Interest accrual	Payments	Terminated contracts	September 30, 2025
Lease liabilities	224,469	117,830	11,923	(82,706)	(6,724)	264,792

Company	December 31, 2023	Additions	Interest accrual	Payments	Terminated contracts	September 30, 2024
Lease liabilities	151,030	150,027	7,844	(63,083)	(19,958)	225,860

Consolidated	December 31, 2024	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	September 30, 2025
Lease liabilities	10,737,627	1,715,726	435,573	(2,045,873)	(475,354)	(806,458)	9,561,241

Consolidated	December 31, 2023	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	September 30, 2024
Lease liabilities	8,913,933	1,727,597	392,298	(1,843,813)	(282,639)	744,629	9,652,005

The amounts recognized in the results for the nine-month period ended September 30 as lease expenses are presented below:

	Company		Consolidated
	2025	2024	2025	2024
Variable lease payments	11,400	8,778	2,775,260	2,469,755
Short term lease liability	21,383	21,391	677,745	622,334
Non-material lease liability	2,974	2,754	9,914	4,688
	35,757	32,923	3,462,919	3,096,777

The non-current portion of the lease liabilities schedule is as follows:

	September 30, 2025
	Company	Consolidated
2026	22,718	1,292,050
2027	72,825	1,285,416
2028	56,223	1,110,142
2029	29,744	996,263
2030	12,885	1,035,420
Maturities thereafter 2030	12,181	3,684,588
Total Future Minimum Lease Payments	206,576	9,403,879
Present Value of Lease Liabilities	(22,701)	(1,737,966)
Leases payable - non-current	183,875	7,665,913

26

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

13	Intangible assets

Changes in intangible assets:

Company	December 31, 2024	Additions	Amortization expenses	September 30, 2025
Amortizing:
Trademarks	132,302	—	(26,341)	105,961
Softwares	91,485	13,360	(13,369)	91,476
Others	2,236	—	—	2,236
	226,023	13,360	(39,710)	199,673

Company	December 31, 2023	Additions	Amortization expenses	September 30, 2024
Amortizing:
Trademarks	171,628	—	(29,494)	142,134
Softwares	30,448	74,290	(9,712)	95,026
Others	2,236	—	—	2,236
	204,312	74,290	(39,206)	239,396

Consolidated	December 31, 2024	Additions (1)	Disposals	Amortization expenses	Exchange rate variation	September 30, 2025
Amortizing:
Trademarks	1,817,558	4,686	—	(118,964)	(93,693)	1,609,587
Softwares	189,551	31,325	(8,136)	(29,102)	(1,471)	182,167
Customer relationships	2,527,379	11,855	(4,004)	(286,839)	(258,316)	1,990,075
Supplier contract	127,242	—	—	(15,444)	(5,923)	105,875
Others	86,536	13,254	(25,891)	(28,572)	(247)	45,080
Non-amortizing:
Trademarks	6,347,698	3,152	—	—	(511,019)	5,839,831
Water rights	69,985	—	—	—	(8,975)	61,010
	11,165,949	64,272	(38,031)	(478,921)	(879,644)	9,833,625

Consolidated	December 31, 2023	Additions	Disposals	Amortization expenses	Exchange rate variation	September 30, 2024
Amortizing:
Trademarks	1,651,771	3,550	—	(115,461)	206,048	1,745,908
Softwares	120,746	89,698	(39)	(24,421)	1,194	187,178
Customer relationships	2,353,676	—	—	(283,913)	319,461	2,389,224
Supplier contract	135,931	—	—	(14,733)	5,541	126,739
Others	5,049	168	—	(925)	328	4,620
Non-amortizing:
Trademarks	5,290,539	2,437	—	—	707,118	6,000,094
Water rights	55,147	1,187	—	—	7,175	63,509
	9,612,859	97,040	(39)	(439,453)	1,246,865	10,517,272

(1)	The amount of R$11,726 in additions refers to the acquisition of JBS Terminais Ltda.

27

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Impairment test:

Annualy, on December 31, the Company tests the recoverability of its assets using the concept of value in use through the cash flow models, and for the nine-month period ended September 30, 2025, there were no indications of impairment.

14	Goodwill

In the Company, goodwill is recognized under the caption "Investments in subsidiaries, associate and joint venture" because the investor considers it a part of its investment in the subsidiary's acquisition; and as goodwill in the Consolidated because it refers to the expectation of future earnings from the acquired subsidiary, whose assets and liabilities are consolidated with the Company's. Therefore, in the Company there is only goodwill that has already been incorporation in the amount of R$9,085,970, and in the Consolidated all goodwill are recognized as intangible. For tax purposes, all the goodwill recorded in the Company was fully amortized in the year ended December 31, 2021.

Changes in goodwill:	Consolidated
	September 30, 2025	December 31, 2024
Initial balance	33,544,518	29,556,234
Acquired in business combination	—	16,655
Business combination adjustments (1)	(6,349)	—
Exchange rate variation	(2,168,046)	3,971,629
Closing balance	31,370,123	33,544,518

(1)	Refers to the business combination adjustment related to the acquisition of JBS Terminais Ltda.

	Consolidated
CGU	September 30, 2025	December 31, 2024
Brazil Beef	9,069,926	9,069,926
Seara	3,726,767	3,733,147
USA Pork	3,693,949	4,300,762
Australia Smallgoods	1,586,703	1,755,152
Australia Meat	1,435,299	1,587,675
PPC - Fresh Poultry	2,275,356	2,485,564
PPC - Brands & Snacking	—	1,625,051
PPC - Fresh Pork/Lamb	1,147,961	1,254,015
PPC - Food Service	981,377	1,072,042
PPC - Meals	—	360,256
PPC - Added Value	1,848,208	—
Others CGUs without significant goodwill (1)	5,604,577	6,300,928
Total	31,370,123	33,544,518

The Company tests annually the recoverability of the goodwill of each one of its goodwill-containing CGUs (Cash Generating Units). For the nine-month period ended September 30, 2025, there were no indications of impairment and the Company did not recognize any expenses.

(1)	On August 5, 2025, the Company completed the reorganization of its Cash-Generating Units (CGUs), driven by restructuring initiatives at its indirect subsidiary, Pilgrim’s Pride Corporation (“PPC”), in Europe. This reorganization resulted in the redefinition of the structure of the CGUs “PPC - Brands and Snacking” and “PPC - Meals”, which were consolidated into the new CGU “PPC - Added Value.” No impairment loss was recognized for the nine-month period ended September 30, 2025 as a result of this reorganization.
(2)	Correspond to 12 Cash-Generating Units (CGUs) which, due to their individually immaterial values, have been grouped under the category 'Other'.

28

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

15	Trade accounts payable

	Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Domestic
Commodities	3,034,952	3,856,320	9,731,618	12,145,523
Materials and services	1,158,681	1,140,081	16,858,319	19,435,984
Finished products	590,644	565,631	531,077	505,340
Present value adjustment	(15,540)	(10,741)	(45,406)	(59,973)
	4,768,737	5,551,291	27,075,608	32,026,874

Foreign
Commodities	—	—	90,750	126,058
Materials and services	592,582	442,265	1,801,718	1,681,090
Finished products	—	1,543	4,164	10,076
	592,582	443,808	1,896,632	1,817,224
Total trade accounts payable	5,361,319	5,995,099	28,972,240	33,844,098

Supply chain finance (1)
Domestic	2,703,230	1,994,034	6,046,952	4,451,543
Foreign	—	—	22,539	60,847
Total supply chain finance	2,703,230	1,994,034	6,069,491	4,512,390
Total	8,064,549	7,989,133	35,041,731	38,356,488

(1)	The Company and its indirect subsidiaries, Seara Alimentos and JBS USA, engage in supply chain financing transactions with top-tier financial institutions for domestic suppliers. It is important to emphasize that, apart from a non-significant extension of payment terms, there were no operational or commercial changes to the process. The supply chain financing transaction does not impact the prices charged by suppliers, maintaining the same pricing structure as before the transaction. Additionally, this operation does not impose any financial burden on the Company and its subsidiaries, as all financial costs are borne by the suppliers.

29

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Commitment to Purchase for Future Delivery

The Company has cattle purchase commitments for future delivery established with certain suppliers, ensuring the acquisition of cattle at a fixed or to-be-determined price, without any cash impact on the Company until the cattle are delivered and the transaction matures. Based on these future delivery contracts, suppliers can advance the transaction with banks under the supply chain financing arrangement. As of September 30, 2025, the amount related to this transaction was R$828,849 (R$365,328 as of December 31, 2024), and this transaction has been recorded as Supply Chain Financing - Payables since its inception.

16	Loans and financing

	Company
					Current		Non-current
Type	Average annual interest rate	Currency	Index on variable rate loans	Payment terms	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024

ACC	5.00%	USD	—	2025	213,690	—	—	—
FINIMP	5.46%	EUR	Euribor	2025	—	3,803	—	—
Working capital - American Dollar	7.74%	USD	SOFR	2030	2,178	2,327	10,238	13,768
CRA	5.36%	USD	—	2029	8,426	4,452	348,223	403,669
Foreign currency					224,294	10,582	358,461	417,437

Credit note - export	18.22%	BRL	CDI	2028	1,607	1,612	2,460	3,639
CRA	6.99%	BRL	IPCA	2028 - 44	51,405	53,312	6,413,285	6,084,083
CDC	17.13%	BRL	—	2028	7,224	48,141	146	4,154
FINAME	6.00%	BRL	—	2025	—	30	—	—
Local currency					60,236	103,095	6,415,891	6,091,876

					284,530	113,677	6,774,352	6,509,313

30

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

	Consolidated
					Current		Non-current
Type	Average annual interest rate	Currency	Index	Payment terms	30.09.25	31.12.24	30.09.25	31.12.24
ACC - Advances on exchange contracts	5.04%	USD	—	2025	1,283,229	6,285,246	—	—
Prepayment	5.69%	USD	SOFR	2025 - 27	—	621,064	—	—
FINIMP - Import Financing	5.46%	EUR	Euribor	2025	—	3,803	—	—
Working capital - American Dollar	4.14%	USD	SOFR	2030	12,950	38,628	10,238	13,768
CRA - Agribusiness credit receivable certificates	5.36%	USD	—	2029	13,583	4,452	533,777	403,669
Export credit note	4.94%	USD	SOFR	2025	1,338,726	633,889	—	—
Others	6.88%	Several	Several	-	11,100	22,199	9,233	10,471
Foreign currency					2,659,588	7,609,281	553,248	427,908

FINAME	6.00%	BRL	—	2025	—	30	—	—
Notes 2,50% JBS Lux 2027	2.50%	USD	—	2027	2,893	70,951	559,160	6,132,352
Notes 5,13% JBS Lux 2028	5.13%	USD	—	2028	—	118,180	—	5,506,738
Notes 6,50% JBS Lux 2029	6.50%	USD	—	2029	—	5,784	—	432,483
Notes 3,00% JBS Lux 2029	3.00%	USD	—	2029	15,158	45,817	3,142,628	3,646,397
Notes 5,50% JBS Lux 2030	5.50%	USD	—	2030	—	193,893	—	7,686,458
Notes 3,75% JBS Lux 2031	3.75%	USD	—	2031	32,231	9,220	2,603,029	3,027,942
Notes 3,00% JBS Lux 2032	3.00%	USD	—	2032	59,393	23,221	5,235,720	6,084,987
Notes 3,63% JBS Fin 2032	3.63%	USD	—	2032	38,395	99,671	5,089,368	5,917,027
Notes 5,75% JBS Lux 2033	5.75%	USD	—	2033	251,261	146,268	8,666,329	10,070,326
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	21,040	186,190	7,910,966	9,200,252
Notes 5,95% JBS USA 2035	5.95%	USD	—	2035	218,004	—	5,249,251	—
Notes 4,38% JBS Lux 2052	4.38%	USD	—	2052	33,156	100,241	4,723,076	5,496,848
Notes 6,50% JBS Lux 2052	6.50%	USD	—	2052	175,413	50,195	8,119,870	9,450,062
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	129,178	49,774	4,699,765	5,469,144
Notes 5,5% JBS Lux 2036	5.50%	USD	—	2036	87,353	—	6,546,558	—
Notes 6,25% JBS Lux 2056	6.25%	USD	—	2056	99,261	—	6,567,976	—
Notes 6,38% JBS Lux 2066	6.38%	USD	—	2066	80,997	—	5,233,311	—
Notes 6,38% JBS USA 2055	6.38%	USD	—	2055	24,019	—	3,885,817	—
Notas 4,25% PPC 2031	4.25%	USD	—	2031	81,986	46,919	4,184,222	5,227,558
Notas 3,50% PPC 2032	3.50%	USD	—	2032	13,025	64,480	4,747,691	5,525,098
Notes 6,25% PPC 2033	6.25%	USD	—	2033	74,960	187,534	4,842,686	5,981,767
Notes 6,88% PPC 2034	6.88%	USD	—	2034	68,051	26,014	2,591,302	3,009,940
Working capital - Euros	2.48%	EUR	Euribor	2025 - 28	201,890	134,921	78,080	53,776
Working Capital - Libra	5.65%	GBP	—	2025	50,757	—	—	—
Credit note - export	16.76%	BRL	CDI	2025 - 30	4,797	5,311	2,460	5,243
CDC - Direct consumer credit	16.64%	BRL	—	2028	8,455	57,876	146	5,049
Livestock financing - Pre	10.83%	BRL	—	2025	—	2,114,627	—	—
Livestock financing	14.90%	BRL	CDI	2026	607,246	—	—	—
CRA - Agribusiness receivables Certificate	7.05%	BRL	IPCA	2029 - 55	84,743	70,688	9,279,453	7,544,080
Commercial paper	5.00%	—	—	-	—	1,251,736	—	—
Others	0.44%	Several	Several	—	192,202	237,327	632,546	869,737
Local currency					2,655,864	5,296,868	104,591,410	106,343,264

					5,315,452	12,906,149	105,144,658	106,771,172

31

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, Euribor, SOFR, IPCA, TJLP, among others.

On September 30, 2025, the availability under Brazil revolving credit facilities was R$2.7billion (equivalent US$500 million) and R$3.1 billion (equivalent to US$500 million) on December 31, 2024. In the United States, the availability at revolving credit facilities on September 30, 2025 was R$15,4 billion (equivalent to US$2.9 billion) and R$18 billion (equivalent to US$2.9 billion) on December 31, 2024.

The non-current portion of the principal payment schedule of loans and financing is as follows:

	September 30, 2025
Maturity	Company	Consolidated
2026	956	59,612
2027	84,530	701,645
2028	335,014	555,996
2029	119,832	3,417,782
2030	751,589	793,612
Maturities after 2030	5,482,431	99,616,011
	6,774,352	105,144,658

16.1	Guarantees and contractual restrictions (“covenants”)

The Company was in compliance with all of its debt covenant restrictions on September 30, 2025 and until the date that these interim financial statements were approved.

17	Other taxes payable

	Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Taxes payable in installments	129,383	239,996	153,384	275,097
PIS / COFINS tax payable	—	—	98,945	95,224
ICMS / VAT / GST tax payable	42,916	62,856	204,694	234,490
Withholding income taxes	40,887	49,226	1,846,045	2,147,398
IPTU and others	26,755	12,772	567,056	470,198
Subtotal	239,941	364,850	2,870,124	3,222,407
Income taxes payable	—	—	1,290,471	1,442,971
Total	239,941	364,850	4,160,595	4,665,378

Breakdown:
Current liabilities	145,340	187,836	1,948,285	2,147,248
Non-current liabilities	94,601	177,014	2,212,310	2,518,130
	239,941	364,850	4,160,595	4,665,378

32

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

18	Payroll and social charges

	Company		Consolidated
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Social charges in installments	1,529,071	2,204,454	1,532,084	2,207,832
Bonus and vacation along with related social charges	645,904	393,421	4,888,165	4,982,019
Salaries and related social charges	537,764	676,675	2,889,513	3,480,009
Others	19,707	24,070	80,357	404,877
	2,732,446	3,298,620	9,390,119	11,074,737
Breakdown:
Current liabilities	1,566,017	1,484,449	7,921,701	8,890,600
Non-current liabilities	1,166,429	1,814,171	1,468,418	2,184,137
	2,732,446	3,298,620	9,390,119	11,074,737

19	Provisions for legal proceedings

The Company is involved in legal and administrative proceedings of labor, civil, tax, and social security nature arising from the ordinary course of its business. These are recorded based on the initial assessments determined by Management, as shown below:

	Company		Consolidated
Breakdown:	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Current liabilities	—	—	536,859	1,738,822
Non-current liabilities	462,827	476,817	1,195,211	1,341,615
	462,827	476,817	1,732,070	3,080,437

Provisions are recognized for legal proceedings with a probable risk of loss, as described below:

	Company				Consolidated
	September 30, 2025				December 31, 2024
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brazil	259,134	97,573	106,120	462,827	257,414	140,051	79,352	476,817
Total	259,134	97,573	106,120	462,827	257,414	140,051	79,352	476,817

	Consolidated				Consolidated
	September 30, 2025				December 31, 2024
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brazil	543,640	337,489	313,636	1,194,765	539,192	370,274	424,269	1,333,735
USA	—	536,859	—	536,859	—	1,738,816	—	1,738,816
Others jurisdictions	318	74	54	446	325	277	7,284	7,886
Total	543,958	874,422	313,690	1,732,070	539,517	2,109,367	431,553	3,080,437

33

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

19.1	Labor - Movement of provisions:

	Company
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	September 30, 2025
Brazil	257,414	87,466	(101,228)	15,482	259,134
Total	257,414	87,466	(101,228)	15,482	259,134

	Company
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	September 30, 2024
Brazil	252,703	107,779	(112,438)	10,276	258,320
Total	252,703	107,779	(112,438)	10,276	258,320

	Consolidated
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	September 30, 2025
Brazil	539,192	263,684	(300,625)	41,389	—	543,640
Other jurisdictions	325	25	—	—	(32)	318
Total	539,517	263,709	(300,625)	41,389	(32)	543,958

	Consolidated
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	September 30, 2024
Brazil	522,569	261,080	(273,937)	28,310	—	538,022
Other jurisdictions	312	—	—	—	22	334
Total	522,881	261,080	(273,937)	28,310	22	538,356

34

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

19.2	Civil - Movement of provisions:

	Company
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	September 30, 2025
Brazil	140,051	18,162	(66,110)	5,470	97,573
Total	140,051	18,162	(66,110)	5,470	97,573

	Company
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	September 30, 2024
Brazil	128,135	50,682	(46,592)	12,636	144,861
Total	128,135	50,682	(46,592)	12,636	144,861

	Consolidated
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	September 30, 2025
Brazil	370,274	62,509	(119,211)	23,917	—	337,489
USA	1,738,816	912,549	(1,929,100)	—	(185,406)	536,859
Others jurisdictions	277	(10)	(160)	(35)	2	74
Total	2,109,367	975,048	(2,048,471)	23,882	(185,404)	874,422

	Consolidated
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	September 30, 2024
Brazil	355,844	78,606	(83,129)	29,739	—	381,060
USA	955,861	422,832	(376,972)	190	142,495	1,144,406
Others jurisdictions	232	—	(21)	(191)	214	234
Total	1,311,937	501,438	(460,122)	29,738	142,709	1,525,700

35

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

In the consolidated - JBS USA:

Civil Proceedings: Refer to class action lawsuits alleging violations of federal and state antitrust laws, as well as laws regarding unfair competition, unjust enrichment, unusual business practices, and consumer protection in the sale of beef, pork, and poultry products.

The Company, together with its legal department and hired external offices, continues to monitor the developments of the antitrust proceedings and understand that the accounting provisions measured and known up to the date of approval of these financial statements are sufficient for risk coverage.

19.3	Tax and Social Security - Movement of provisions:

	Company
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	September 30, 2025
Brazil	79,352	7,750	(14,249)	33,267	106,120
Total	79,352	7,750	(14,249)	33,267	106,120

	Company
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	September 30, 2024
Brazil	178,472	(75,093)	(1,188)	26,939	129,130
Total	178,472	(75,093)	(1,188)	26,939	129,130

	Consolidated
Jurisdiction	December 31, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	September 30, 2025
Brazil	424,269	(77,162)	(19,268)	(14,203)	—	313,636
Other jurisdictions	7,284	(127)	(2,969)	(4,097)	(37)	54
Total	431,553	(77,289)	(22,237)	(18,300)	(37)	313,690

	Consolidated
Jurisdiction	December 31, 2023	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	September 30, 2024
Brazil	643,924	(126,281)	(9,774)	43,214	—	551,083
Other jurisdictions	6,748	13	1	1	340	7,103
Total	650,672	(126,268)	(9,773)	43,215	340	558,186

36

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Possible Processes

a.	Brazil

a.	Profits Abroad

Between the calendar years 2006 and 2018, the Company was assessed fines arising from charges relating to taxation on profits earned abroad that allegedly should be included in the IRPJ and CSLL calculation basis, also covering disallowances of tax forms paid by foreign subsidiaries, on the grounds that they could not have been used to offset IRPJ and CSLL due in Brazil. These charges also involve the imposition of ex officio fines, isolated fines, and interest. The Company clarifies that a large part of the IRPJ and CSLL charges on profits earned abroad refers to profits from investments located in jurisdictions with which Brazil has treaties to avoid double taxation. In addition, a significant part of the charges covers the discussion regarding formal requirements demanded by the inspection for the purpose of consolidating the results abroad of its direct or indirect investments, although the Company disagrees with the criteria applied by the inspection and has presented its defense. For almost all of the debts, the Company is defending itself in the administrative sphere and awaiting judgment. In accordance with the CPC/IFRIC23 technical interpretation, Management evaluated the relevant tax decisions, verifying any differences in relation to the tax positions adopted by the Company. Based on this analysis, and considering legal opinions and applicable case law, the Company has recognized a provision in the amount of R$ 4.04 billion, referring to the divergence in position on the taxation of profits of foreign affiliates in countries with registered international treatiesand reducing the item of taxes recoverable, reflecting the possible future realization of these amounts.

In the Consolidated - possible loss contingent liabilities

During the nine-month period ended September 30 2025, the Company did not identify significant changes in the amount of claims with a possible likelihood of loss.

20	Equity

a.	Share capital: The share capital on September 30, 2025 was R$23,576,206 (R$23,576,206 on December 31, 2024), represented by 2,218,116,370 common shares, having no nominal value.

b.	Dividends: On March 13, 2025, PPC announced that its Board of Directors had approved the distribution of a special cash dividend in the amount of R$33,92 per share (equivalent to US$6.30 on September 30, 2025) The payment, totaling R$8.1 billion (equivalent to US$1.5 billion on September 30, 2025), was made on April 17, 2025, to shareholders. Of this total, R$1.42 billion (equivalent to US$264.1 million on September 30, 2025) was allocated to non-controlling shareholders.

On March 25, 2025, the Board of Directors of JBS S.A. approved the proposal to distribute dividends from the profit reserve balance for the 2024 fiscal year, totaling R$ 4.4 billion, equivalent to R$ 2.00 per common share. The proposal was approved at the Annual General Meeting of Shareholders held on April 29, 2025, with the dividend payment scheduled for May 14, 2025

On May 23, 2025, The Extraordinary General Assembly of JBS S.A. approved the distribution of dividends derived from profit reserves for the fiscal year ending December 31, 2024, amounting to R$2.22 billion, corresponding to R$1.00 per ordinary share. The payment of the dividends was made on June 17, 2025.

On July 30, 2025, PPC announced that its Board of Directors had approved the distribution of a special cash dividend in the amount of R$11,31 per share (equivalent to US$2.10 on September 30, 2025). The payment, totaling approximately R$2.7 billion (equivalent to US$500.0 million on September 30, 2025), was made on September 3, 2025, to shareholders. Of this total, R$476 million (equivalent to US$88.4 million on September 30, 2025) was allocated to non-controlling shareholders.

37

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

During the three-month period ended September 30, 2025, the Company paid dividends to its parent company JBS N.V., totaling R$ 2.3 billion. The payments were made on August 14, 2025, August 20, 2025, August 27, 2025, and September 3, 2025, in the amounts of R$ 326.7 million, R$ 820.9 million, R$ 653.1 million, and R$ 490.4 million, respectively, corresponding to the distribution of interim and special dividends approved on the respective dates.

In October 2025, the Company made dividend payments to its parent company, JBS N.V., totaling R$ 1.1 billion. The payments were made on October 15, 2025, October 21, 2025, and October 31, 2025, in the amounts of R$ 412.4 million, R$ 403.9 million, and R$ 269.2 million, respectively, corresponding to the distribution of interim dividends approved on the respective dates.

21	Net revenue

	Company				Consolidated
	Nine-month period ended September 30, 2025		Three-month period ended September 30,		Nine-month period ended September 30, 2025		Three-month period ended September 30,
	2025	2024	2025	2024	2025	2024	2025	2024
GROSS REVENUE
Sales of products and services
Domestic sales	29,752,353	25,505,930	10,144,313	9,117,859	275,704,586	233,032,764	94,228,323	84,777,946
Export sales	30,119,875	21,213,958	11,791,557	8,523,320	91,614,150	77,267,833	32,659,670	29,184,751
	59,872,228	46,719,888	21,935,870	17,641,179	367,318,736	310,300,597	126,887,993	113,962,697
SALES DEDUCTION
Returns and discounts	(1,676,261)	(1,394,362)	(513,451)	(474,561)	(7,658,244)	(6,906,628)	(2,583,732)	(2,444,416)
Sales taxes	(829,335)	(847,493)	(277,679)	(299,520)	(3,459,962)	(3,142,711)	(1,204,747)	(1,020,424)
	(2,505,596)	(2,241,855)	(791,130)	(774,081)	(11,118,206)	(10,049,339)	(3,788,479)	(3,464,840)
NET REVENUE	57,366,632	44,478,033	21,144,740	16,867,098	356,200,530	300,251,258	123,099,514	110,497,857

21.1	Customer contract balances for advance payments

Revenue from advances to customers refers to contracts with customers in which payments are received prior to satisfying the performance obligation under the contract. In addition, a contractual liability is recognized when the Company has an obligation to transfer products to a customer from whom the consideration has already been received. The contractual liability is recognized when the consideration is received and settled. The Company recognizes revenue when it fulfills the performance obligation. Contractual liabilities are presented as advances from customers in the balance sheet.

		Company		Consolidated
	Note	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Trade accounts receivable	4	4,511,638	5,525,252	20,465,120	23,131,584
Contract liabilities		(1,242,602)	(704,101)	(1,518,279)	(940,903)
Total customer contract revenue		3,269,036	4,821,151	18,946,841	22,190,681

38

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

22	Net finance income (expense)

	Company				Consolidated
	Nine-month period ended September 30, 2025		Three-month period ended September 30,		Nine-month period ended September 30, 2025		Three-month period ended September 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Exchange rate variation	(108,522)	217,320	82,036	(271,784)	693,361	398,510	362,170	(381,142)
Fair value adjustments on derivatives	(254,063)	(1,215,106)	(332,018)	184,497	(288,944)	(1,807,506)	(346,909)	303,925
Interest expense (1)	(1,910,728)	(1,985,787)	(794,831)	(692,438)	(7,183,197)	(6,525,551)	(2,615,946)	(2,214,924)
Interest income (2)	945,241	366,888	320,601	119,225	2,056,747	1,600,943	735,399	547,154
Bank fees and others	(250,505)	(335,703)	(45,227)	(152,121)	(722,659)	(524,344)	(365,663)	(257,408)
	(1,578,577)	(2,952,388)	(769,439)	(812,621)	(5,444,692)	(6,857,948)	(2,230,949)	(2,002,395)

Financial income	1,250,069	1,040,489	402,637	303,722	2,868,325	2,706,280	1,097,569	851,079
Financial expense	(2,828,646)	(3,992,877)	(1,172,076)	(1,116,343)	(8,313,017)	(9,564,228)	(3,328,518)	(2,853,474)
	(1,578,577)	(2,952,388)	(769,439)	(812,621)	(5,444,692)	(6,857,948)	(2,230,949)	(2,002,395)

(1)	For the nine month period ended September 30, 2025 and 2024, the amounts of R$614,543 and R$ 908,175, respectively, in the Company and R$5,142,581 and R$4,519,473, in the Consolidated refers to interest expenses from loans and financings expenses recognized under the caption “Interest expense”.

(2)	For the nine-month period ended September 30, 2025 and 2024, the amounts of R$108,253 and R$107,651, respectively, in the Company and R$753,794 and R$730.235, respectively, in the Consolidated refers to interest income from short investments recognized under the caption “Interest income”.

23	Earnings per share

Basic and diluted: There were no changes in the basic earnings (loss) per share calculation assumptions since the disclosed financial statements from December 31, 2024.

	Nine-month period ended September 30,		Three-month period ended September 30,
	2025	2024	2025	2024
Net income attributable to shareholders	9,120,165	7,203,751	3,160,736	3,842,538
Weighted average - common shares outstanding (basic)	2,218,116,370	2,218,116,370	2,218,116,370	2,218,116,370

Basic and diluted earnings per share - (R$)	4.11	3.25	1.42	1.73

39

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

24	Operating segments and information by geographic area

The Company’s Management has defined the reportable operating segments based on the reports used for strategic decision-making, analyzed by the chief operating decision maker (CODM) - the Company’s president (CEO). The Company has seven reportable segments: Brazil, Seara, North American Beef, US Pork, PPC Chicken, Australia and Miscellaneous segments (previously labeled as “Others”). The segment’s operating profit or loss is assessed by the CODM, based on adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization).

Adjusted EBITDA consists of profit or loss before taxes, applying the same accounting policies described in these financial statements, except for the following adjustments as described below: exclusion of equity in the income statement, exclusion of financial result, exclusion of depreciation and amortization expenses, exclusion of expenses with DOJ and antitrust agreements, exclusion of donations and expenses with social programs, exclusion of expenses with restructuring projects, exclusion of asset impairment, and exclusion of some other revenues (expenses).

There were no changes in the structure of operating segments and geographic reporting since the disclosed financial statements from December 31, 2024. The information by consolidated operational segments is as follows:

Segments presented for the nine-month period ended September 30:

2025
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Miscellaneous segments	Total reportable segments	Elimination (1)	Total
Net revenue	61,475,869	37,704,088	115,575,519	35,459,435	78,912,916	32,598,513	2,948,340	364,674,680	(8,474,150)	356,200,530
Adjusted EBITDA (2)	3,734,893	6,465,707	(2,134,234)	4,071,030	12,685,282	3,937,178	108,399	28,868,255	—	28,868,255

2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Miscellaneous segments	Total reportable segments	Elimination (1)	Total
Net revenue	47,839,069	34,078,794	93,911,868	32,067,010	70,757,072	25,676,963	2,159,276	306,490,052	(6,238,794)	300,251,258
Adjusted EBITDA (2)	3,918,370	5,769,227	753,412	4,173,207	10,865,978	2,758,635	18,791	28,257,620	(6,729)	28,250,891

Segments presented for the three-month period ended September 30:

2025
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Miscellaneous segments	Total reportable segments	Elimination (1)	Total
Net revenue	22,659,455	12,861,907	39,485,043	12,093,369	25,909,097	11,943,189	1,091,431	126,043,491	(2,943,977)	123,099,514
Adjusted EBITDA (2)	1,673,664	1,757,736	(226,898)	1,188,712	4,193,236	1,355,779	55,623	9,997,852	—	9,997,852

2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Miscellaneous segments	Total reportable segments	Elimination (1)	Total
Net revenue	18,057,962	12,166,437	35,006,173	11,326,438	25,403,859	9,896,266	843,556	112,700,691	(2,202,834)	110,497,857
Adjusted EBITDA (2)	2,094,383	2,557,784	650,737	1,368,030	4,302,639	966,825	(473)	11,939,925	—	11,939,925

(1)	Includes the intercompany transactions between the segments.

40

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

(2)	The Adjusted EBITDA is reconciled with the consolidated profit before taxes, as follows below:

	Operating profit
	Nine-month period ended September 30, 2025		Three-month period ended September 30,
	2025	2024	2025	2024
Profit before taxes	12,711,455	11,260,855	4,437,953	6,638,512
Share of profit of equity-accounted investees, net of tax	(84,657)	(1,798)	(24,354)	(21,611)
Net finance expense	5,444,692	6,857,948	2,230,949	2,002,395
Operating Income	18,071,490	18,117,005	6,644,548	8,619,296
Depreciation and amortization	9,514,619	8,557,129	3,181,503	3,010,283
Antitrust agreements (1)	826,337	421,449	54,922	3,882
Donations and social programs (2)	9,854	93,395	3,348	19,915
Impairment of assets (3)	73,351	—	—	—
Restructuring (4)	137,245	439,144	12,167	170,993
Rio Grande do Sul claim (5)	—	105,053	—	72,600
Fiscal payments and installments (6)	13,472	426,579	—	—
Avian influenza (7)	72,709	—	40,910	—
Other operating income (expense), net (8)	149,178	91,137	60,454	42,956
Total EBITDA - without elimination	28,868,255	28,250,891	9,997,852	11,939,925
Reversal	—	6,729	—	—
Total Adjusted EBITDA for operating segments	28,868,255	28,257,620	9,997,852	11,939,925

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries.
(2)	Refers to donations made by the Company, predominantly related to the JBS Fund for the Amazon.
(3)	Refers to the impairment of fixed assets and the impairment of recoverable tax credits.
(4)	Refers to multiple restructuring initiatives (including related impairments), primarily those in the indirect subsidiary Pilgrim’s Pride Corporation (PPC), which are registered as Other expenses, as well as other non-significant restructuring projects that are registered as General and administrative expenses.
(5)	Refers to the claim resulting from flooding that occurred in Rio Grande do Sul in the indirect subsidiary Seara Alimentos Ltda.
(6)	Refers to the special payment program for the installment of tax proceedings with exemption from fines and reduction of interest.
(7)	Refers to the impacts related to avian influenza incurred by the indirect subsidiary Seara Alimentos Ltda.
(8)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses related to acquisitions, insurance recovery, among others.

For additional information, the net revenue and total assets are presented below segregated by geographic area.

Segments presented for the nine-month period ended September 30:

2025
	North and Central America (1)	South America	Australia	Europe	Minor regions	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	209,395,669	100,646,408	28,509,012	26,850,822	2,026,209	367,428,120	(11,227,590)	356,200,530
Total assets	99,427,275	88,569,608	21,388,468	29,214,185	1,580,588	240,180,124	(5,432,678)	234,747,446

2024
	North and Central America (1)	South America	Australia	Europe	Minor regions	Total reportable segments	Intercompany elimination	Total
Net revenue	176,409,104	82,981,054	23,500,639	23,671,178	1,439,330	308,001,305	(7,750,047)	300,251,258
Total assets	97,250,661	83,639,920	22,997,961	30,541,888	1,609,305	236,039,735	(9,464,063)	226,575,672

41

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Segments presented for the three-month period ended September 30:

2025
	North and Central America (2)	South America	Australia	Europe	Minor regions	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	70,820,906	36,031,738	10,354,857	8,882,160	952,783	127,042,444	(3,942,930)	123,099,514

2024
	North and Central America (2)	South America	Australia	Europe	Minor regions	Total reportable segments	Intercompany elimination (1)	Total
Net revenue	64,510,579	30,626,022	9,127,711	8,504,931	541,213	113,310,456	(2,812,599)	110,497,857

(1).	Includes the intercompany transactions between the segments.
(2)	Including the holdings located in Europe that are part of the North American operation.

25	Expenses by nature

The Company’s policy is to present expenses by function on the consolidated statement of income (loss). Expenses by nature are disclosed below:

	Company				Consolidated
	Nine-month period ended September 30,		Three-month period ended September 30,		Nine-month period ended September 30,		Three-month period ended September 30,
	2025	2024	2025	2024	2025	2024	2025	2024
Cost of sales
Cost of inventories, raw materials and production inputs	(45,217,397)	(32,780,531)	(16,599,331)	(11,934,343)	(263,571,902)	(214,851,630)	(91,951,700)	(77,996,552)
Salaries and benefits	(2,844,596)	(2,526,936)	(1,010,995)	(907,842)	(36,604,209)	(32,438,656)	(12,125,338)	(11,650,757)
Depreciation and amortization	(576,463)	(560,358)	(196,100)	(206,396)	(8,442,693)	(7,579,822)	(2,829,748)	(2,662,236)
	(48,638,456)	(35,867,825)	(17,806,426)	(13,048,581)	(308,618,804)	(254,870,108)	(106,906,786)	(92,309,545)

Selling
Freights and selling expenses	(3,109,746)	(3,046,076)	(1,082,534)	(1,127,460)	(15,975,688)	(14,838,943)	(5,274,374)	(4,675,740)
Salaries and benefits	(428,233)	(392,541)	(141,108)	(139,005)	(2,377,837)	(2,231,797)	(794,413)	(1,411,825)
Depreciation and amortization	(21,469)	(20,768)	(7,293)	(6,221)	(328,618)	(278,718)	(114,853)	(102,105)
Advertising and marketing	(277,200)	(161,980)	(112,825)	(70,154)	(1,495,310)	(1,211,371)	(475,308)	(436,570)
Commissions	(188,651)	(122,948)	(77,564)	(55,656)	(364,318)	(278,186)	(137,714)	(110,729)
Net impairment losses	(68,301)	(25,128)	(35,723)	(1,053)	(80,899)	(36,387)	(45,640)	(14,882)
	(4,093,600)	(3,769,441)	(1,457,047)	(1,399,549)	(20,622,670)	(18,875,402)	(6,842,302)	(6,751,851)

General and administrative
Salaries and benefits	(1,085.393)	(942.245)	(334.390)	(366.252)	(4,622.275)	(4,034.201)	(1,526.754)	(1,582.531)
Fees, services held and general expenses	(826.193)	(1,089.770)	(236.566)	(237.973)	(2,743.987)	(2,880.373)	(955.863)	(851.585)
Depreciation and amortization	(111.697)	(140.868)	(25.999)	(37.109)	(743.308)	(698.589)	(236.902)	(245.942)
DOJ and Antitrust agreements	—	—	—	—	(826.337)	(421.449)	(54.922)	(3.882)
Donations and social programs (1)	(65.342)	(93.395)	(20.490)	(19.915)	(65.342)	(93.395)	(20.490)	(19.915)
	(2,088.625)	(2,266.278)	(617.445)	(661.249)	(9,001.249)	(8,128.007)	(2,794.931)	(2,703.855)

(1)	Refers to donations made to Instituto J&F for the renovation of school facilities and to the JBS Fund for the Amazon.

42

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

The Company incurred expenses with internal research and development, in the amount of R$8,775 (R$4,435 on September 30, 2024), for the Parent Company and R$13,121 (R$22,025 on September 30, 2024) for the Consolidated.

25.1	Other income and expenses

Other Income: As of September 30, 2025, the Company has recorded in other expenses the amount of R$436,981 (R$316.284 as of September 30, 2024), primarily related to gains on asset sales amounting to R$160.284 (R$86.544 on September 30, 2024), tax credits from prior periods totaling R$37.434 (R$32.901 on September 30, 2024 and rental income totalling R$12.066 (R$3.292 on September 30,2024) and other non-material items.

Other Expenses: As of September 30, 2025, the Company has recorded other expenses totaling R$323.298 (R$577.020 as of September 30, 2024), mainly related to restructuring expenses amounting to R$126.498 (R$434.443 on September 30, 2024), losses on asset sales totaling R$69.087 (R$70.762 on September 30, 2024) and other non-material items..

Restructuring related expenses

As of September 30, 2025, the Company recognized expenses amounting to R$126.498 (R$434.443 as of September 30, 2024) related to restructuring initiatives in its indirect subsidiary Pilgrim’s Pride Corporation (“PPC”) in Europe. The aim of these activities is to integrate central operations and reallocate processing capacities between production facilities, resulting in the closure of some facilities in Europe.

As of September 30, 2025, PPC recognized the following expenses and made the following payments related to each restructuring initiative:

	Nine-month period ended September 30, 2025
	Provisions	Expenses	Cash Outlays

Pilgrim’s Europe Central	29,236	125,331	(106,685)
Pilgrim’s Food Masters	8,393	(3,924)	(27,091)
Previous programs substantially completed	—	5,091	(3,065)
Total	37,629	126,498	(136,841)

	Nine-month period ended September 30, 2025
	Provisions	Expenses	Cash Outlays

Pilgrim’s Europe Central	14,007	143,324	(122,621)
Pilgrim’s Food Masters	81,612	186,383	(76,521)
Previous programs substantially completed	23,705	104,736	(17,109)
Total	119,324	434,443	(216,251)

These expenses are recorded under the “other expenses” line item in the income statements for the period.

The table below reconciles liabilities and provisions associated with each restructuring initiative from their respective inception through September 30, 2025. These balances are accounted for under other current liabilities.

	December 31, 2024	Restructuring charges incurred	Cash payments and disposals	Currency translation	September 30, 2025

Severance	27,512	102,236	(111,131)	(795)	17,822
Contract termination	9,369	10,572	(17,548)	(138)	2,255
Asset impairment	563	479	(1,023)	(20)	(1)
Other	30,528	13,211	(17,455)	(1,912)	24,372
Total	67,972	126,498	(147,157)	(2,865)	44,448

43

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

	December 31, 2023	Restructuring charges incurred	Cash payments and disposals	Currency translation	September 30, 2024

Severance	17,676	215,604	(167,648)	8,484	74,116
Contract termination	7,732	10,910	(16,195)	560	3,007
Asset impairment	1,738	144,422	(146,268)	109	1
Other	22,419	63,507	(47,729)	4,003	42,200
Total	49,565	434,443	(377,840)	13,156	119,324

26	Risk management and financial instruments

Financial instruments are recognized in the consolidated financial statements as follows:

		Company		Consolidated
	Notes	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Assets
Fair value through profit or loss (1)
CDB / Overnight Investments	3	1,257,746	2,533,462	7,978,571	20,748,254
National treasury bills	3	398,080	363,838	659,977	603,937
Derivative assets		108	25,641	1,397,230	523,049
Loans and receivables at amortized cost (2)
Cash at banks	3	2,416,353	1,805,546	10,186,602	13,609,569
CME Margin investments	3	—	—	2,784,729	645,361
Trade accounts receivable	4	4,511,638	5,525,252	20,465,120	23,131,584
Related party receivables	8	384,255	494,269		479,006
Financial investments	3			243,756	—
Total		8,968,180	10,748,008	43,715.985	59,740,760
Liabilities
Amortized cost
Loans and financing	16	(7,058,882)	(6,622,990)	(110,460,110)	(119,677,321)
Trade accounts payable and supply chain finance	15	(8,064,549)	(7,989,133)	(35,041,731)	(38,356,488)
Debt with related party	8	(7,966,121)	(173,524)	(1,168,441)	—
Lease liabilities	12.2	(264,792)	(224,469)	(9,561,241)	(10,737,627)
Fair value through profit or loss
Derivative liabilities		(701,965)	(946,152)	(3,040,476)	(1,647,559)
Total		(24,056,309)	(15,956,268)	(159,271,999)	(170,418,995)

(1)	CDBs are updated at the effective rate but have a really short-term and negotiated with financial institutions, and their recognition is similar to fair value; (ii) national treasury bill is recognized according to market value.
(2)	Loans and receivables are classified as amortized cost, but without any change in their nature or business model; the accounts receivable are short-term and net from expected losses.

Fair value of assets and liabilities through profit or loss: The Company and its subsidiaries determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing at short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value can not be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

44

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

	Company
	September 30, 2025			December 31, 2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
CDB / Overnight Investments	—	1,257,746	1,257,746	—	2,533,462	2,533,462
National treasury bills	398,080	—	398,080	363,838	—	363,838
Derivatives assets	—	108	108	—	25,641	25,641

Financial liabilities
Derivatives liabilities	—	701,965	701,965	—	946,152	946,152

	Consolidated
	September 30, 2025			December 31, 2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
CDB / Overnight Investments	—	7,978.571	7,978.571	—	20,748.254	20,748.254
National treasury bills	659.977	—	659.977	603.937	—	603.937
Derivative assets	—	1,397.230	1,397.230	—	523.049	523.049

Financial liabilities
Derivative liabilities	—	3,040.476	3,040.476	—	1,647.559	1,647.559

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes under Rule 144-A and Regulation S, are estimated using the closing sale price of these securities informed by a financial newswire on September 30, 2025 and December 31, 2024, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Company’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Company’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of loans and financings:

	Consolidated
	September 30, 2025			December 31, 2024
Descrição	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 2.50% JBS Lux 2027	563,511	97.61%	550,026	6,192,299	94.98%	5,881,260
Notes 5.13% JBS Lux 2028	—	—	—	5,571,459	99.50%	5,543,379
Notes 3.00% JBS Lux 2029	3,190,931	95.82%	3,057,582	3,715,113	91.20%	3,388,183
Notes 6.50% JBS Lux 2029	—	—	—	432,879	100.52%	435,151
Notes 5.50% JBS Lux 2030	—	—	—	7,738,424	99.77%	7,720,471
Notes 3.75% JBS Lux 2031	2,622,070	94.58%	2,479,901	3,052,804	88.93%	2,714,919
Notes 3.00% JBS Lux 2032	5,318,600	89.32%	4,750,786	6,192,299	83.22%	5,153,293
Notes 3.63% JBS Lux 2032	5,152,553	93.21%	4,802,850	5,998,976	87.96%	5,276,939
Notes 5.75% JBS Lux 2033	8,837,785	104.30%	9,217,633	10,289,589	99.54%	10,242,360
Notes 6.75% JBS Lux 2034	8,015,375	110.44%	8,852,260	9,332,080	105.85%	9,877,633
Notes 5.50% JBS Lux 2036	6,648,250	101.57%	6,752,362	—	—	—
Notes 4.38% JBS Lux 2052	4,786,740	78.51%	3,758,118	5,573,069	110.50%	6,158,130
Notes 6.50% JBS Lux 2052	8,233,193	105.01%	8,645,264	9,585,679	101.53%	9,732,628
Notes 7.25% JBS Lux 2053	4,786,740	114.02%	5,457,841	5,573,069	74.94%	4,176,625
Notes 6.25% JBS Lux 2056	6,648,250	102.09%	6,787,265	—	—	—
Notes 6.38% JBS Lux 2066	5,318,600	102.53%	5,453,001	—	—	—
Notes 4.25% PPC 2031	4,234,446	96.70%	4,094,794	5,298,905	92.24%	4,887,604
Notes 3.50% PPC 2032	4,784,613	91.34%	4,370,265	5,573,069	86.34%	4,811,621
Notes 6.25% PPC 2033	4,906,520	106.53%	5,226,965	6,068,453	102.16%	6,199,593
Notes 6.88% PPC 2034	2,659,300	110.34%	2,934,378	3,096,150	106.73%	3,304,521
Notes 5.95% JBS USA 2035	5,318,600	104.88%	5,578,148	—	—	—
Notes 6.38% JBS USA 2055	3,988,950	103.85%	4,142,325	—	—	—
	96,015,027		96,911,764	99,284,316		95,504,310

45

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Risk management:

In its operational routine, the Company and its subsidiaries are exposed to various market, credit, and liquidity risks. These risks are disclosed in the financial statements as of December 31, 2024. There were no changes in the nature of these risks during the current quarterly reporting period. The following section presents the risks and operations to which the Company is exposed in the current period. Additionally, a sensitivity analysis is provided for each type of risk, showing the potential impact on Financial Results under hypothetical changes: CDI by 50% and 100%, other rates by 25% and 50%, and currency and commodities exposures by 15% and 30% in the relevant risk variables. For the probable scenario, the Company deems it appropriate to use the Value at Risk (VaR) methodology with a 99% confidence interval (CI) and a one-day horizon.

a.	Interest rate risk

The Company understands that the quantitative data referring to the Company’s interest rate exposure risk on September 30, 2025 and December 31, 2024, are in accordance with the Financial and Commodity Risk Management Policy and are representative of the exposure incurred during the period. For informational purposes and in accordance with our Financial and Commodities Risk Management Policy, the notional amounts of assets and liabilities exposed to floating interest rates are presented below:

	Consolidated
	September 30, 2025	December 31, 2024
Net exposure to the CDI rate:
CDB-DI / Overnight investments	4,425,486	4,708,004
National treasury Bills	363,509	363,838
CME Margin investments	2,784,729	644,000
Related party transactions	(865,679)	—
Livestock costs - Pre	(607,245)	—
Credit note - export	(7,257)	(10,554)
Subtotal	6,093,543	5,705,288
Derivatives (Swap)	(4,979,751)	(7,957,930)
Total	1,113,792	(2,252,642)
Liabilities exposure to the LIBOR rate:
National treasury bills	257,425	217,515
Margin cash	—	23,946
Related party transactions	(267,124)	479,006
CRA - Agribusiness Credit Receivable Certificates	(9,076,718)	(7,201,818)
Subtotal	(9,086,417)	(6,481,351)
Derivatives (Swap)	4,334,629	7,125,388
Total	(4,751,788)	644,037
Liabilities exposure to the SOFR rate:
Credit note - export	(1,338,726)	(633,889)
Prepayment	—	(621,064)
Working capital - USD	(23,188)	(16,094)
Total	(1,361,914)	(1,271,047)

Sensitivity analysis:

			Scenario (I) VaR 99% I.C. 1 day		Scenario (II) Interest rate variation - 50%		Scenario (III) Interest rate variation - 100%
Contracts exposure	Risk	Current scenario	Rate	Effect on income Consolidated	Rate	Effect on income Consolidated	Rate	Effect on income Consolidated

CDI / FED	Decrease	14.90%	14.83%	(835)	7.45%	(82,977)	—	—
				(835)		(82,977)		—

46

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

			Scenario (I) VaR 99% I.C. 1 day		Scenario (II) Interest rate variation - 25%		Scenario (III) Interest rate variation - 50%
Contracts exposure	Risk	Current scenario	Rate	Effect on income Consolidated	Rate	Effect on income Consolidated	Rate	Effect on income Consolidated

IPCA	Increase	5.13%	5.14%	(289)	6.41%	(60,965)	7.70%	(121,883)
SOFR	Increase	4.24%	4.24%	(54)	5.30%	(14,436)	6.36%	(28,873)
				(343)		(75,401)		(150,756)

			Consolidated
			September 30, 2025				December 31, 2024
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value	Notional	Fair value (Asset) - R$	Fair value (Liability) - R$	Fair value

	IPCA	2027	978.410	1,093.964	(1,169.602)	(75.638)	978.410	1,005.956	(1,061.850)	(55.894)
	IPCA	2031	—	—	—	—	1,170.787	1,315.264	(1,392.276)	(77.012)
	IPCA	2032	702.165	828.871	(965.844)	(136.973)	1,133.951	1,191.798	(1,341.565)	(149.767)
	IPCA	2034	777.342	814.480	(885.503)	(71.023)	788.999	770.154	(839.982)	(69.828)
Swap	IPCA	2037	1,280.642	1,597.314	(1,958.802)	(361.488)	1,171.825	1,332.536	(1,630.146)	(297.610)
	IPCA	2038	—	—	—	—	881.290	888.947	(986.201)	(97.254)
	IPCA	2039	—	—	—	—	129.136	126.091	(135.178)	(9.087)
	IPCA	2044	—	—	—	—	500.000	494.642	(570.732)	(76.090)
			3,738.559	4,334.629	(4,979.751)	(645.122)	6,754.398	7,125.388	(7,957.930)	(832.542)

b.	Exchange rate risk:

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Company’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. In the Consolidated, the Company discloses these exposures considering the fluctuations of a exchange rate in particular towards the functional currency of each subsidiary.

	Consolidated
	USD		EUR		GBP
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
OPERATING
Cash and cash equivalents	9,999,282	10,153,690	347,313	311,727	103,570	99,680
Trade accounts receivable	4,441,706	6,646,802	727,086	1,021,830	1,126,589	406,736
Sales orders	7,739,257	6,580,960	921,130	488,288	89,722	336,673
Trade accounts payable	(1,614,115)	(1,842,430)	(512,236)	(484,662)	(106,226)	(100,758)
Purchase orders	(405,217)	(517,013)	(153,661)	(55,287)	—	—
Operating subtotal	20,160,913	21,022,009	1,329,632	1,281,896	1,213,655	742,331
FINANCIAL
Margin cash	2,429	1,363	—	—	—	—
Advances to customers	(20,190)	(29,001)	(11,714)	(9,672)	(651)	(1,184)
Loans and financing	(3,202,064)	(7,993,463)	—	(3,803)	—	—
Financial subtotal	(3,219,825)	(8,021,101)	(11,714)	(13,475)	(651)	(1,184)
Operating financial subtotal	16,941,088	13,000,908	1,317,918	1,268,421	1,213,004	741,147
Total exposure	16,941,088	13,000,908	1,317,918	1,268,421	1,213,004	741,147
DERIVATIVES
Future contracts	3,310,707	11,393	(421,607)	(530,029)	(215,972)	(211,126)
Deliverable Forwards (DF´s)	(2,062,144)	(4,112,207)	111,818	439,337	(100,165)	(165,861)
Non-Deliverable Fowards (NDF´s)	1,458,956	(2,583,167)	(119,222)	(121,115)	—	(38,776)
Total derivatives	2,707,519	(6,683,981)	(429,011)	(211,807)	(316,137)	(415,763)
NET EXPOSURE	19,648,607	6,316,927	888,907	1,056,614	896,867	325,384

47

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

b1.	Sensitivity analysis and derivative financial instruments breakdown:

b1.1	USD - American dollars:

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of R$	Risk	Current exchange rate	Exchange rate	Effect on income Consolidated	Exchange rate	Effect on income Consolidated	Exchange rate	Effect on income Consolidated

Operating	Appreciation	5.3186	5.2189	(377,813)	4.5208	(3,024,137)	3.7230	(6,048,274)
Financial	Depreciation	5.3186	5.2189	60,339	4.5208	482,974	3.7230	965,947
Derivatives	Appreciation	5.3186	5.2189	(50,739)	4.5208	(406,128)	3.7230	(812,256)
				(368,213)		(2,947,291)		(5,894,583)

			Consolidated
			September 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value

Future B3	American dollar	Long	62,247	3,310,707	1,907	4,765	11,393	76

			Consolidated
			September 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value

Deliverable Forwards	American dollar	Short	(387,723)	(2,062,144)	35,406	(664,084)	(4,112,207)	(104,452)
Non-Deliverable Forwards	American dollar	Long	274,312	1,458,956	(37,775)	(417,158)	(2,583,167)	(5,881)

b1.2	EUR - EURO:

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of R$	RIsk	Current exchange	Exchange rate	Effect on income Consolidated	Exchange rate	Effect on income Consolidated	Exchange rate	Effect on income Consolidated

Operating	Appreciation	6.2414	6.1217	(25,502)	5.3052	(199,445)	4.3690	(398,890)
Financial	Depreciation	6.2414	6.1217	225	5.3052	1,757	4.3690	3,514
Derivatives	Depreciation	6.2414	6.1217	8,228	5.3052	64,352	4.3690	128,703
				(17,049)		(133,336)		(266,673)

48

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

			Consolidated
			September 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value

Future B3	Euro	Short	(6,755)	(421,607)	(165)	2,074	(530,029)	303

			Consolidated
			September 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (EUR)	Notional (R$)	Fair value	Notional (EUR)	Notional (R$)	Fair value
Deliverable Forwards	Euro	Long	17,916	111,818	5,957	68,259	439,337	14,713
Non-Deliverable Forwards	Euro	Short	(19,102)	(119,222)	(2,202)	(18,818)	(121,115)	2,601

b1.3	GBP - British Pound :

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income Consolidated	Exchange rate	Effect on income Consolidated	Exchange rate	Effect on income Consolidated

Operating	Appreciation	7.1514	7.0250	(21,446)	6.0787	(182,048)	5.0060	(364,097)
Financial	Depreciation	7.1514	7.0250	12	6.0787	98	5.0060	195
Derivatives	Depreciation	7.1514	7.0250	5,586	6.0787	47,421	5.0060	94,841
				(15,848)		(134,529)		(269,061)

			Consolidated
			September 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional (R$)	Fair value	Quantity	Notional (R$)	Fair value

Future B3	British pound	Long	(3,020)	(215,972)	(125)	1,219	(211,126)	77

			Consolidated
			September 30, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (GBP)	Notional (R$)	Fair value	Notional (GBP)	Notional (R$)	Fair value

Deliverable Forwards	British pound	Long	(14,006)	(100,165)	909	(21,368)	(165,861)	(4,180)
Non-Deliverable Forwards	British pound	-	—	—	—	(4,996)	(38,776)	(793)

49

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

c.	Commodity price risk

The Company operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Company and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

c1.	Position balance in commodities (cattle) and corn (grain) contracts of JBS S.A.:

	Consolidated
Exposure in Commodities (Livestock) - Expressed in contract quantity	September 30, 2025	December 31, 2024
Firm contracts of cattle purchase	35,267	31,028
Subtotal	35,267	31,028
DERIVATIVES
Future contracts	3,000	6,548
Deliverable Forwards	(28,560)	(38,658)
Subtotal	(25,560)	(32,110)
NET EXPOSURE	9,707	(1,082)

Sensitivity analysis as of September 30, 2025

		Scenario (i) VaR 99% C.I. 1 day			Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure	Risk	Current price	Price	Effect on income Consolidated	Price	Effect on income Consolidated	Price	Effect on income Consolidated

Operating	Depreciation	207	205	(146,035)	176	(2,190,519)	145	(4,381,037)
Derivatives	Appreciation	172	174	(95,270)	198	(1,429,056)	224	(2,858,112)
				(241,305)		(3,619,575)		(7,239,149)

50

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Derivatives financial instruments breakdown:

			Consolidated
			September 30, 2025		December 31, 2024
Instrument	Risk factor	Nature	Quantity	Quantity	Fair value	Valor justo

Futuro B3	Commodities (Livestock)	Long	3,000	(1,503)	6,548	(16,381)
Deliverable Forwards	Commodities (Livestock)	Short	(28,560)	(1,474,821)	(38,658)	(242,124)

	Consolidated
Exposure in Grains and others - Expressed in contract quantity	September 30, 2025	December 31, 2024
Firm contracts	5,152	8,681
Subtotal	5,152	8,681
DERIVATIVES
Future contracts	22,632	6,949
Deliverable Forwards	(25,573)	16,144
Non Deliverable Forwards	2,250,000	—
Subtotal	2,247,059	23,093
NET EXPOSURE	2,252,211	31,774

Sensitivity analysis (grain):

		Scenario (i) VaR 99% I.C. 1 day			Scenario (ii) Price variation - 15%		Scenario (ii) Price variation - 30%
Exposure	Risk	Current Price	Price	Effect on income Consolidated	Price	Effect on income Consolidated	Price	Effect on income Consolidated

Operational (Brasil)	Appreciation	354	357	(22,902)	407	(343,526)	460	(687,052)
Derivatives (Brasil)	Appreciation	63	63	(66,150)	72	(992,246)	82	(1,984,492)
				(89,052)		(1,335,772)		(2,671,544)

Details of derivative financial instruments (cattle):

			Consolidated
			September 30, 2025		December 31, 2024
Instrument	Risk factor	Nature	Quantity	Fair value	Quantity	Fair value

Future B3	Commodities (Grains and others)	Long	22,632	(11,151)	6,949	515
Deliverable Forwards	Commodities (Grains and others)	Short	(25,573)	(782,095)	16,144	(85,013)
Non Deliverable Forwards	Commodities (Grains and others)	Long	2,250,000	(7,969)	—

51

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

c2.	Hedge accounting:

From the third quarter of 2021, the indirect subsidiary Seara Alimentos Ltda. Reviewed its hedge policies and started to apply hedge accounting in grain operations, aiming at bringing stability to the subsidiary’s results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Company’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; and changes in the timing of the hedged transactions.

The effects on the period’s results, other comprehensive income, and the balance sheet from derivative financial instruments contracted for foreign exchange, commodity price, and interest rate hedging are presented below:

Cash flow of hedge operations - derivative instruments	Risk	Quantity	Notional	Fair value
Future contract	Commodities	5,488	161,215	(1,974)

The Company also designates derivatives to hedge the fair value of debt instruments with floating interest rates through swaps of fixed interest rates, measured in accordance with fair value hedge accounting.

c2.1.	Effects of hedge instruments on the financial information:

Below is shown the effects on income for the period, on other comprehensive income and on the balance sheet of derivative financial instruments contracted for hedging exchange rates, commodity prices and interest rates (cash flow and fair value hedges):

	Consolidated
Statements of Income:	2025	2024

Cost of sales before hedge accounting adoption	(31,037,938)	(28,025,788)

Derivatives operating income (loss)	(6,838)	542
Commodities	(6,838)	542
Cost of sales with hedge accounting	(31,044,776)	(28,025,246)

Financial income (expense), net excluding derivatives	110,098	(311,177)

Derivatives financial income (expense), net	(15,987)	(591,681)
Currency	—	(467,762)
Commodities	(15,987)	(122,258)
Interests	—	(1,661)

Financial income (expense), net	94,111	(902,858)

52

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	Consolidated
	2025	2024
Statements of other comprehensive income (expense):

Financial instruments designated as hedge accounting:	(1,563)	5,169
Commodities	(1,563)	5,169

Other comprehensive income	(332)	7,830

Hedge cash flow movement	December 31, 2024	OCI	September 30, 2025
Hedge accounting operation	1,894	(332)	1,562
(-) Income tax	(643)	113	(530)
Total of other comprehensive income (expense)	1,251	(219)	1,032

Below are the effects on balance sheet, after the adoption of hedge accounting:

	Consolidated
	September 30, 2025	December 31, 2024
Statement of financial position:

Derivative (liabilities)/assets	(1,974)	519
Financial instruments designated as hedge accounting:
Commodities	(1,974)	519

Derivative (liabilities)/assets	1,195	430
Derivatives instruments not designated as hedge accounting:
Exchange	1,195	430

Other comprehensive income (expense)	(1,563)	1,894
Commodities	(1,563)	1,894

Inventories	2,370	124
Commodities	2,370	124

53

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

Open balance sheet position of derivative assets and liabilities:

	Consolidated
	September 30, 2025	December 31, 2024
Assets:
Designated as hedge accounting	—	519
Exchange derivaties	—	519
Not designated as hedge accounting	—	430
Exchange	—	430
Current assets	—	949
(Liabilities):
Designated as hedge accounting	1,974	—
Commodities	1,974	—
Not designated as hedge accounting	(1,161)	—
Commodities	34	—
Exchange	(1,195)	—
Current liabilities	813	—

d.	Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Company according to their maturities:

	Company
	September 30, 2025					December 31, 2024
	Less than 1 year	Between 2 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 2 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	8,064,549	—	—	—	8,064,549	7,989,133	—	—	—	7,989,133
Loans and financing	284,530	420,499	871,421	5,482,432	7,058,882	113,677	78,306	493,805	5,937,202	6,622,990
Estimated interest on loans and financing (1)	794,485	1,764,058	1,431,948	3,615,666	7,606,157	453,479	894,074	760,095	2,324,491	4,432,139
Derivatives liabilities (assets)	82,627	619,338	—	—	701,965	327,673	618,479	—	—	946,152
Payments of leases	80,917	135,088	37,944	10,842	264,791	79,643	94,258	46,190	4,378	224,469
Future contracts - Commodities	828,849	—	—	—	828,849	365,328	—	—	—	365,328

54

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

	Consolidated
	September 30, 2025					December 31, 2024
	Less than 1 year	Between 2 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 2 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	35,041,731	—	—	—	35,041,731	38,356,488	—	—	—	38,356,488
Loans and financing	5,315,452	1,317,253	4,211,394	99,616,011	110,460,110	12,906,149	6,478,710	10,456,892	89,835,570	119,677,321
Estimated interest on loans and financing (1)	6,451,226	12,952,264	12,316,524	72,550,127	104,270,141	15,222,640	15,113,052	5,201,215	35,110,448	70,647,355
Derivatives liabilities	2,419,890	620,586	—	—	3,040,476	1,027,793	619,766	—	—	1,647,559
Payments of leases	1,895,328	3,006,087	1,656,201	3,003,625	9,561,241	2,078,637	2,640,421	1,701,630	4,316,939	10,737,627
Future contracts - Commodities	828,849	130,386,593	30,491,385	16,656,590	178,363,417	365,328	174,897,702	26,246,504	6,110,381	207,619,915

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates on September 30, 2025 and December 31, 2024. Payments in foreign currencies are estimated using the September 30, 2025 and December 31, 2024 exchange rates.

The Company has future commitment for purchase of grains and cattle whose balances on September 30, 2025 in the amount of R$828,849 (R$365,328 on December 31, 2024), in the Company and R$178.4 billion (R$207.6 billion on December 31, 2024), in the Consolidated.

The Company has securities pledged as collateral for derivative transactions with the commodities and futures whose balance on September 30, 2025 is R$2.9 billion (R$846 million as of December 31, 2024)). This guarantee is larger than its collateral.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on contingent consideration and derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the contingency change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

55

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

e.	Risks linked to climate change and the sustainability strategy

In view the Company’s operations, there is inherent exposure to risks related to climate change. Certain Company assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these interim financial statements.

For the nine-month period ended September 30, 2025, Management considered as main risk the data and assumptions highlighted below:

(i)	possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Company’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii)	structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

56

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

27	Approval of the financial statements

The issuance of these individual and condensed interim financial statements was approved by the Board of Directors on November 13, 2025.

BOARD OF DIRECTORS

Chairman:	Wesley Mendonça Batista Filho
Vice-Chairman:	Joesley Mendonça Batista
Advisorr:	Gilberto Tomazoni
Independent advisor:	Carlos Hamilton Vasconcelos Araújo

57

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

STATUTORY AUDIT COMMITTEE REPORT

The Statutory Audit Committee reviewed the individual and consolidated condensed interim financial statements for the nine-month period ended September 30, 2025, on November 12, 2025. Based on the procedures performed, also considering KPMG Auditores Independentes Ltda. review report, as well as the information and clarifications received during the period, the Committee recommends that these documents are in a position to be considered by the Board of Directors.

STATUTORY AUDIT COMMITTEE

Commitee Coordinator:	Carlos Hamilton Vasconcelos Araújo
Committee Member:	Raul Alfredo Padilla
Committee Member:	Henrique de Campos Meirelles

58

Notes to the condensed financial statements for the nine-month period ended September 30, 2025 and 2024

(Expressed in thousands of Brazilian reais)

STATEMENT OF OFFICERS ON THE FINANCIAL STATEMENTS AND ON THE INDEPENDENT AUDITORS REPORT

The Company’s Officers declare on November 13, 2025, for the purposes of paragraph 1, Article 22, item II, of the CVM Resolution No. 80, dated March 29, 2022:

(i)	They reviewed, discussed and agreed with the independent auditors report on the individual and consolidated condensed interim financial statements for the nine-month period ended September 30, 2025, and

(ii)	They reviewed, discussed and agreed with the condensed interim financial statements for the nine-month period ended September 30, 2025

STATUTORY BOARD

President Director:	Gilberto Tomazoni
Administrative and Control Director:	Eliseo Santiago Perez Fernandez
Financial and Investor Relation Director:	Guilherme Perboyre Cavalcanti
Director:	Wesley Mendonça Batista Filho

Accounting Director:	Agnaldo dos Santos Moreira Jr. (CRC SP: 244207/O-4)

* * * * *

59